Exhibit 99.8

DEMERGER PROPOSAL – VOORSTEL TOT SPLITSING

4 MARCH 2016

FIAT CHRYSLER AUTOMOBILES N.V.

&

INTERIM ONE B.V.

demerger proposal – voorstel tot splitsing

DEMERGER PROPOSAL

The boards of directors of:

1.

Fiat Chrysler Automobiles N.V., a public company under Dutch law, having its official seat in Amsterdam, the Netherlands, and its registered office address at 25 St. James’s Street, SW1A 1HA London, United Kingdom, registered with the Dutch trade register under number 60372958 (FCA); and

2.

Interim One B.V., a private limited liability company under Dutch law, having its official seat in Amsterdam, the Netherlands, and its registered office address at Via Plava n. 86, 10135, Turin, Italy, registered with the Dutch trade register under number 65437365 (Acquiring Company),

FCA and the Acquiring Company are hereinafter together also referred to as: Demerging Companies,

whereas,

(A)	none of the Demerging Companies has a supervisory board;

(B)	the Demerging Companies have not been dissolved or declared bankrupt, nor has a suspension of payment been declared with respect to the Demerging Companies;

(C)

there are no holders of shares without voting rights or shares without profit rights in the capital of the Acquiring Company, nor are there holders of depositary receipts for shares in the capital of the Acquiring Company that have meeting rights;

VOORSTEL TOT SPLITSING

De besturen van:

1.

Fiat Chrysler Automobiles N.V., een naamloze vennootschap naar Nederlands recht, statutair gevestigd te Amsterdam en kantoorhoudende te 25 St. James’s Street, SW1A 1HA, Londen, Verenigd Koninkrijk, ingeschreven in het handelsregister onder nummer 60372958 (FCA); en

2.

Interim One B.V., een besloten vennootschap met beperkte aansprakelijkheid naar Nederlands recht, statutair gevestigd te Amsterdam en kantoorhoudende te Via Plava n. 86, 10135, Turijn, Italië, ingeschreven in het handelsregister onder nummer 65437365 (Verkrijgende Vennootschap),

FCA en de Verkrijgende Vennootschap worden hierna gezamenlijk aangeduid als: Splitsende Vennootschappen,

in aanmerking nemende,

(A)	bij geen van de Splitsende Vennootschappen is een raad van commissarissen ingesteld;

(B)	de Splitsende Vennootschappen zijn niet ontbonden en verkeren niet in staat van faillissement, noch hebben zij surseance van betaling aangevraagd;

(C)

er zijn geen houders van aandelen zonder stemrecht of aandelen zonder winstrecht in het kapitaal van de Verkrijgende Vennootschap, noch zijn er houders van certificaten van aandelen in het kapitaal van de Verkrijgende Vennootschap met vergaderrecht;

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(D)	none of the Demerging Companies or their subsidiaries have a works council entitled to render advice in respect of the Demerger (as defined below); and

(E)	there is no trade union entitled to render comments in respect of the Demerger that has amongst its members employees of (a subsidiary of) one of the Demerging Companies,

propose a demerger (Demerger) in accordance with Title 7, Book 2 of the Dutch Civil Code (DCC) at which FCA will continue to exist and as a consequence whereof:

-	the Acquiring Company will acquire a part of the assets of FCA under a universal title of succession; and

-	the shareholders of FCA will be granted shares in the capital of the Acquiring Company.

This Demerger proposal will be filed and published in accordance with the applicable laws and regulations. The Demerger proposal will also be made available on the corporate website of FCA (www.fcagroup.com) and at the registered office address of FCA and the Acquiring Company for inspection by whomever is entitled thereto by applicable law.

(D)	geen van de Splitsende Vennootschappen of hun dochtermaatschappijen heeft een ondernemingsraad die het recht heeft om advies te geven met betrekking tot de Splitsing (zoals hierna gedefinieerd); en

(E)

er is geen vereniging van werknemers die werknemers van (een dochtermaatschappij van) één van de Splitsende Vennootschappen onder haar leden telt die het recht heeft om opmerkingen in te dienen met betrekking tot de Splitsing, stellen voor een splitsing (Splitsing) in de zin van Titel 7 van Boek 2 van het Burgerlijk Wetboek (BW) tot stand te brengen waarbij FCA zal blijven bestaan en als gevolg waarvan:

-	de Verkrijgende Vennootschap een deel van het vermogen van FCA onder algemene titel zal krijgen; en

-	de aandeelhouders van FCA aandelen in het kapitaal van de Verkrijgende Vennootschap krijgen toegekend.

Dit voorstel tot Splitsing zal worden gedeponeerd en gepubliceerd in overeenstemming met de toepasselijke wetten en regelgeving. Het voorstel tot Splitsing zal ook beschikbaar worden gesteld op de bedrijfswebsite van FCA (www.fcagroup.com) en ten kantore van FCA en de Verkrijgende Vennootschap ter inzage worden gelegd voor degenen die daartoe volgens toepasselijk recht gerechtigd zijn.

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Pursuant to Section 2:334n DCC, the Demerger shall be executed in accordance with the relevant provisions of Dutch law and as such will become effective on the day following the day on which the notarial deed of Demerger is executed before a civil law notary, officiating in the Netherlands (Demerger Effective Date).

The data to be mentioned pursuant to the Sections 2:334f and 2:334y DCC are as follows:

1	Type of legal entity, name and official seat of the Demerging Companies

1.1	FCA

The public company under Dutch law Fiat Chrysler Automobiles N.V., having its official seat in Amsterdam, the Netherlands.

1.2	Acquiring Company

The private limited liability company under Dutch law Interim One B.V., having its official seat in Amsterdam, the Netherlands.

2	Articles of association of FCA and the Acquiring Company

2.1   FCA

The articles of association of FCA were most recently amended by a deed of amendment to the articles of association executed on 11 October 2014 before G.M. Portier, civil law notary officiating in Amsterdam, the Netherlands, which amendment to the articles of association came into effect on 12 October 2014. The consecutive wording of the current articles of association of FCA is attached to this Demerger proposal as Annex A.

Ingevolge artikel 2:334n BW zal de Splitsing worden uitgevoerd in overeenstemming met de relevante bepalingen van Nederlands recht en zodanig van kracht worden op de dag volgend op de dag waarop de notariële akte van Splitsing wordt verleden voor een notaris met plaats van vestiging in Nederland (Splitsing Effectieve Datum).

De ingevolge de artikelen 2:334f en 2:334y BW te vermelden gegevens zijn de volgende:

1	Rechtsvorm, naam en zetel van de Splitsende Vennootschappen

1.1	FCA

De naamloze vennootschap naar Nederlands recht Fiat Chrysler Automobiles N.V., gevestigd te Amsterdam.

1.2	Verkrijgende Vennootschap

De besloten vennootschap met beperkte aansprakelijkheid naar Nederlands recht Interim One B.V., gevestigd te Amsterdam.

2	Statuten van FCA en van de Verkrijgende Vennootschap

2.1	FCA

De statuten van FCA zijn laatstelijk gewijzigd bij akte van statutenwijziging verleden op 11 oktober 2014 voor mr. G.M. Portier, notaris met plaats van vestiging in Amsterdam, welke statutenwijziging van kracht is geworden op 12 oktober 2014. De doorlopende tekst van de huidige statuten van FCA is als Bijlage A aan dit voorstel tot Splitsing gehecht.

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The articles of association of FCA shall not be amended in connection with the Demerger.

2.2	Acquiring Company

The articles of association of the Acquiring Company were drawn up by a deed of incorporation executed on 24 February 2016 before R. van Bork, civil law notary officiating in Amsterdam, the Netherlands. The consecutive wording of the current articles of association of the Acquiring Company is attached to this Demerger proposal as Annex B.

The articles of association of the Acquiring Company shall not be amended in connection with the Demerger.

3	Transfer of assets and liabilities FCA

A part of the assets of FCA will transfer to the Acquiring Company; see below under 4. No liabilities of FCA will transfer to the Acquiring Company.

4	Detailed description of the assets and liabilities that transfer to the Acquiring Company and of the assets and liabilities that remain with FCA

De statuten van FCA zullen ter gelegenheid van de Splitsing niet gewijzigd worden.

2.2	Verkrijgende Vennootschap

De statuten van de Verkrijgende Vennootschap zijn vastgesteld bij akte van oprichting verleden op 24 februari 2016 voor mr. R. van Bork, notaris met plaats van vestiging in Amsterdam. De doorlopende tekst van de huidige statuten van de Verkrijgende Vennootschap is als Bijlage B aan dit voorstel tot Splitsing gehecht.

De statuten van de Verkrijgende Vennootschap zullen ter gelegenheid van de Splitsing niet gewijzigd worden.

3	Overgang vermogen FCA

Een deel van het vermogen van FCA gaat over op de Verkrijgende Vennootschap; zie verder hierna onder 4. Er zullen geen schulden van FCA overgaan op de Verkrijgende Vennootschap.

4	Nauwkeurige beschrijving van de vermogensbestanddelen die overgaan op de Verkrijgende Vennootschap en van de vermogensbestanddelen die FCA zal behouden

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4.1	Acquiring Company

To the Acquiring Company will only be transferred the following assets:

-

all common shares held by FCA at the moment the Demerger becomes effective in the capital of RCS MediaGroup S.p.A., having its official seat in Milan, Italy, and its principal place of business at Via Angelo Rizzoli 8, 20132 Milan, Italy (RCS MediaGroup S.p.A.). For information purposes, as at the date hereof the total number of shares held by FCA in RCS MediaGroup S.p.A. equals 87,327,360, being approximately 16.7% of the entire issued and outstanding share capital of RCS MediaGroup S.p.A.

4.2	FCA

Other than the assets listed under 4.1 above, all assets and liabilities of FCA will remain with FCA. No liabilities of FCA will transfer to the Acquiring Company.

The auditor’s statement issued by KPMG Accountants N.V. pursuant to Section 2:334aa paragraph 2 DCC is attached to this Demerger proposal as Annex C.

4.3	Pro forma profit and loss accounts

The pro forma profit and loss accounts of the Acquiring Company and of FCA as of 31 December 2015 are attached to this Demerger proposal as Annex D1 and Annex D2 respectively.

5	Value of the assets and liabilities that the Acquiring Company will acquire and value of the assets and liabilities that remain with FCA
4.1	Verkrijgende Vennootschap

Op de Verkrijgende Vennootschap gaan slechts de volgende vermogensbestanddelen over:

-

alle gewone aandelen gehouden door FCA per het moment van het van kracht worden van de Splitsing in het kapitaal van RCS MediaGroup S.p.A., gevestigd te Milaan, Italië, en kantoorhoudende te Via Angelo Rizzoli 8, 20132 Milan, Italië (RCS MediaGroup S.p.A.). Ter informatie, het totaal per heden door FCA gehouden aantal aandelen in RCS MediaGroup S.p.A. bedraagt 87.327.360, zijnde ongeveer 16,7% van het totaal geplaatste kapitaal van RCS MediaGroup S.p.A.

4.2	FCA

Anders dan de vermogensbestanddelen hierboven vermeld onder 4.1, worden alle vermogensbestanddelen van FCA behouden door FCA. Er zullen geen schulden van FCA overgaan op de Verkrijgende Vennootschap.

De accountantsverklaring afgegeven door KPMG Accountants N.V. als bedoeld in artikel 2:334aa lid 2 BW is als Bijlage C aan dit voorstel tot Splitsing gehecht.

4.3	Pro forma winst- en verliesrekeningen

De pro forma winst- en verliesrekeningen van de Verkrijgende Vennootschap en van FCA per 31 december 2015 zijn als Bijlage D1 respectievelijk Bijlage D2 aan dit voorstel tot Splitsing gehecht.

5	Waarde van het vermogen dat de Verkrijgende Vennootschap zal verkrijgen en waarde van het vermogen dat FCA zal behouden

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The fair market value of the part of the assets that the Acquiring Company will acquire at the Demerger, established to comply with Section 2:334f paragraph 2 under (e) DCC in conjunction with Section 2:334g paragraph 2 and 3 DCC, as of 31 December 2015 is EUR 54.186.627.

Based on the above, the fair market value of the part of the assets that will transfer to the Acquiring Company is EUR 54.186.627 as of 31 December 2015.

Also based on the above, the value of the assets and liabilities that will remain with FCA, established to comply with Section 2:334f paragraph 2 under (e) DCC in conjunction with Section 2:334g paragraph 2 and 3 DCC, is EUR 16,041,000,000 as of 31 December 2015.

No shares in the capital of the Acquiring Company will be allocated to FCA in the Demerger.

As FCA complies with the requirements in Section 5:25d of the Act on financial supervision (Wet op het financieel toezicht) with respect to half-year financial reporting, Section 2:334g paragraph 2 DCC does not apply to FCA in this Demerger and FCA is exempted from the requirement to publish interim financial statements referred to in that Section of the DCC. The aforementioned values have been determined on the basis of the relevant book value as of the day to which FCA’s (not yet adopted) 2015 annual accounts relate.

De waarde in het economisch verkeer van het deel van het vermogen dat de Verkrijgende Vennootschap bij de Splitsing zal verkrijgen, vastgesteld om te voldoen aan artikel 2:334f lid 2 sub (e) BW in samenhang met artikel 2:334g lid 2 en 3 BW, per 31 december 2015 is EUR 54,186,627.

Op grond van het bovenstaande, is de waarde in het economisch verkeer van het deel van het vermogen dat zal overgaan op de Verkrijgende Vennootschap EUR 54,186,627 per 31 december 2015.

Eveneens op grond van het bovenstaande, is de waarde van het vermogen dat FCA zal behouden, vastgesteld om te voldoen aan artikel 2:334f lid 2 sub (e) BW in samenhang met artikel 2:334g lid 2 en 3 BW, EUR 16.041.000.000 per 31 december 2015.

In het kader van de Splitsing worden geen aandelen in het kapitaal van de Verkrijgende Vennootschap toegekend aan FCA.

Aangezien FCA voldoet aan de vereisten genoemd in artikel 5:25d Wet op het financieel toezicht met betrekking tot halfjaarlijkse financiële verslaggeving, is artikel 2:334g lid 2 BW niet van toepassing op FCA in deze Splitsing en is FCA vrijgesteld van het vereiste om een tussentijdse vermogensopstelling als bedoeld in dat artikel van het BW te publiceren. De voormelde waarden zijn vastgesteld op basis van de relevante boekwaarde per de dag waarop FCA’s (niet vastgestelde) 2015 jaarrekening betrekking heeft.

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The interim financial statement of the Acquiring Company as referred to in Section 2:334g paragraph 2 DCC as of 3 March 2016 is attached to this Demerger proposal as Annex E.

6	Rights and compensations at the expense of the Acquiring Company granted pursuant to Section 2:334p DCC

In connection with the 7.875% mandatory convertible security (MCS) issued by FCA in accordance with the indenture dated 16 December 2014 among FCA and The Bank of New York Mellon as trustee (Indenture) and outstanding immediately prior to the Demerger Effective Date, the holders of the MCS shall be compensated in accordance with and pursuant to the terms of the Indenture of which the sole consequence shall be an adjustment to the conversion rate pursuant to Section 11.01(c) of the Indenture and therefore no rights and compensations will be granted to the holders of the MCS at the expense of the Acquiring Company.

In connection with any outstanding equity compensation awards under any equity incentive plans (Compensation Plans) of FCA, the number of rights to acquire shares in FCA held by the beneficiaries under the Compensation Plans shall be adjusted to compensate in accordance with the terms of the Compensation Plans and therefore no rights and compensations will be granted to the beneficiaries under the Compensation Plans at the expense of the Acquiring Company.

De tussentijdse vermogensopstelling van de Verkrijgende Vennootschap als bedoeld in artikel 2:334g lid 2 BW per 3 maart 2016 is als Bijlage E aan dit voorstel tot Splitsing gehecht.

6	Rechten en vergoedingen ten laste van de Verkrijgende Vennootschap toegekend ingevolge artikel 2:334p BW

In samenhang met het 7,875% verplicht converteerbaar effect (MCS) uitgegeven door FCA in overeenstemming met de indenture met datum 16 december 2014 tussen FCA en The Bank of New York Mellon als trustee (Indenture) en dat onmiddellijk voorafgaand aan de Splitsing Effectieve Datum uitstaat, zullen de houders van de MCS gecompenseerd worden als overeengekomen in en bepaald volgens de voorwaarden van de Indenture, enkel door middel van een aanpassing van de conversie koers op grond van artikel 11.01(c) van de Indenture, en derhalve zullen geen rechten en vergoedingen ten laste van de Verkrijgende Vennootschap aan de houders van de MCS worden toegekend.

In samenhang met elk uitstaand recht onder enig beloningsplan (Beloningsplannen) van FCA, zal enkel het aantal rechten om aandelen in FCA te verkrijgen, gehouden door de begunstigden onder de Beloningsplannen, aangepast worden om deze begunstigden te compenseren overeenkomstig de voorwaarden van de Beloningsplannen en daarom zullen geen rechten en vergoedingen aan de begunstigden onder de Beloningsplannen ten laste van de Verkrijgende Vennootschap worden toegekend.

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Since there are no other persons than the holders of the MCS or the beneficiaries under the Compensation Plans who, in any other capacity than as shareholder, have special rights against FCA, no special rights and compensations will be granted at the expense of the Acquiring Company to anyone.

7	Benefits to be granted to members of the boards of directors of the Demerging Companies or to others involved with the Demerger, in connection with the Demerger

No benefits will be granted to members of the boards of directors of FCA or the Acquiring Company or to others involved with the Demerger, other than in such person’s capacity as shareholder of FCA.

8	Intentions with regard to the composition of the boards of directors of the Demerging Companies after the Demerger

8.1	FCA

The current composition of the board of directors of FCA is as De huidige samenstelling van het bestuur van FCA is als volgt: follows:

executive directors:

-	John Philip Elkann; and

-	Sergio Marchionne,

non-executive directors:

-	Ronald Lurie Thompson;

-	Andrea Agnelli;

-	Tiberto Brandolini d’Adda;

-	Glenn Peter Jonathan Earle;

-	Valerie Anne Mars;

Aangezien er geen andere personen dan de houders van de MCS of de begunstigden onder de Compensatieplannen die, anders dan als aandeelhouder, speciale rechten hebben ten aanzien van FCA, worden er geen speciale rechten en vergoedingen aan iemand toegekend ten laste van de Verkrijgende Vennootschap.

7	Voordelen, welke in verband met de Splitsing aan leden van het bestuur van de Splitsende Vennootschappen of aan anderen betrokken bij de Splitsing worden toegekend

Er worden geen voordelen toegekend aan leden van het bestuur van FCA of de Verkrijgende Vennootschap of aan anderen betrokken bij de Splitsing, anders dan aan anderen in hoedanigheid van aandeelhouder van FCA.

8	Voornemens over de samenstelling van het bestuur van de Splitsende Vennootschappen na de Splitsing

8.1	FCA

De huidige samenstelling van het bestuur van FCA is als volgt:

uitvoerende bestuurders:

-	John Philip Elkann; en

-	Sergio Marchionne,

niet-uitvoerende bestuurders:

-	Ronald Lurie Thompson;

-	Andrea Agnelli;

-	Tiberto Brandolini d’Adda;

-	Glenn Peter Jonathan Earle;

-	Valerie Anne Mars;

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-	Ruth Jean Simmons;

-	Patience Jane Wheatcroft;

-	Stephen Michael Wolf; and
-	Ermenegildo Zegna di Monte Rubello.

There is no intention to change the composition of the board of directors of FCA after the Demerger.

8.2	Acquiring Company

The current composition of the board of directors of the Acquiring Company is as follows:

executive director:

-	Fabio Spirito,

non-executive director:

-	Giorgio Fossati.

There is no intention to change the composition of the board of directors of the Acquiring Company after the Demerger.

9

Date as of which the financial data regarding the part of the assets and liabilities of FCA that will transfer to the Acquiring Company will be accounted for in the annual accounts of the Acquiring Company

The financial data of FCA will as for the part of its assets that will transfer to the Acquiring Company be accounted for in the annual

-	Ruth Jean Simmons;

-	Patience Jane Wheatcroft;

-	Stephen Michael Wolf; en

-	Ermenegildo Zegna di Monte Rubello.

Er bestaat geen voornemen na de Splitsing wijziging te brengen in de samenstelling van het bestuur van FCA.

8.2	Verkrijgende Vennootschap

De huidige samenstelling van het bestuur van de Verkrijgende Vennootschap is als volgt:

uitvoerende bestuurder:

-	Fabio Spirito,

niet-uitvoerende bestuurder:

-	Giorgio Fossati.

Er bestaat geen voornemen na de Splitsing wijziging te brengen in de samenstelling van het bestuur van de Verkrijgende Vennootschap.

9

Tijdstip met ingang waarvan de financiële gegevens met betrekking het gedeelte van het vermogen van FCA dat zal overgaan op de Verkrijgende Vennootschap zullen worden verantwoord in de jaarstukken van de Verkrijgende Vennootschap

De financiële gegevens van FCA zullen voor het gedeelte van haar vermogen dat zal overgaan op de Verkrijgende Vennootschap

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accounts of the Acquiring Company as of the date of incorporation of the Acquiring Company, being 24 February 2016. No liabilities of FCA will transfer to the Acquiring Company.

10	Proposed measures in connection with the acquisition by the shareholders of FCA of shares in the capital of the Acquiring Company

The granting of registered shares in the Acquiring Company in connection with the Demerger will be registered in the shareholder’s register of the Acquiring Company upon the Demerger becoming effective, or, to the extent applicable, as soon as the relevant details have been provided to the Acquiring Company in writing.

A holder of a right of pledge or usufruct in a share in the capital of FCA shall acquire the same right in respect of the share in the capital of the Acquiring Company acquired by the relevant holder of that share pursuant to the deed of Demerger.

11	Intentions involving continuance or termination of activities

The activities of FCA relating to the assets of FCA that the Acquiring Company will acquire in the Demerger will be continued by the Acquiring Company in all material respects, including any changes currently contemplated by FCA, . taking into account what in this respect is included in paragraph 3 of the explanatory notes to this Demerger proposal.

worden verantwoord in de jaarstukken van de Verkrijgende Vennootschap per de datum van oprichting van de Verkrijgende Vennootschap, zijnde 24 februari 2016. Er zullen geen schulden van FCA overgaan op de Verkrijgende Vennootschap.

10	Voorgenomen maatregelen in verband met de verkrijging door de aandeelhouders van FCA van aandelen in het kapitaal van de Verkrijgende Vennootschap

De toekenning van aandelen op naam in de Verkrijgende Vennootschap in samenhang met de Splitsing zal worden geregistreerd in het aandeelhoudersregister van de Verkrijgende Vennootschap per het moment van het kracht worden van de Splitsing, of, voor zover van toepassing, zo snel mogelijk nadat de relevante details schriftelijk aan de Verkrijgende Vennootschap zijn verstrekt.

Een houder van een pandrecht of vruchtgebruik op een aandeel in het kapitaal van FCA zal hetzelfde recht ten aanzien van het aandeel in het kapitaal van de Verkrijgende Vennootschap, verkregen door de relevante houder van dat aandeel als gevolg van de akte van Splitsing, verkrijgen.

11	Voornemens omtrent voortzetting of beëindiging van activiteiten

De activiteiten van FCA ten aanzien van het vermogen van FCA dat de Verkrijgende Vennootschap zal verkrijgen bij de Splitsing zullen worden voortgezet door de Verkrijgende Vennootschap in elk materieel opzicht, inclusief elke wijziging op dit moment voorzien door FCA, zulks met inachtneming van hetgeen hieromtrent is opgenomen in paragraaf 3 van de toelichting op dit voorstel tot Splitsing.

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12	Approval of the resolution to effect the Demerger

12.1	FCA

The resolution to effect the Demerger has to be adopted by the general meeting of shareholders of FCA. The resolution to effect the Demerger is not subject to the approval of any other corporate body of FCA or governmental authority.

12.2	Acquiring Company

The resolution to effect the Demerger has to be adopted by the general meeting of shareholders or the board of directors of the Acquiring Company. The resolution to effect the Demerger is not subject to the approval of any other corporate body of the Acquiring Company or governmental authority.

13	Effects of the Demerger on the goodwill and the distributable reserves of the Acquiring Company and FCA

The Demerger will take place on the basis of the book value and will therefore have no goodwill impact.

To the extent that the Acquiring Company must maintain reserves pursuant to Dutch law or its articles of association, as a result of the Demerger, the freely distributable reserves of the Acquiring Company will increase with the difference between (i) the value of the assets of FCA that the Acquiring Company will acquire in the

12	Goedkeuring van het besluit tot Splitsing

12.1	FCA

Het besluit tot Splitsing moet door de algemene vergadering van aandeelhouders van FCA worden genomen. Het besluit tot Splitsing is niet onderworpen aan de goedkeuring van enig ander orgaan van FCA noch van enig overheidsorgaan.

12.2	Verkrijgende Vennootschap

Het besluit tot Splitsing moet door de algemene vergadering van aandeelhouders of het bestuur van de Verkrijgende Vennootschap worden genomen. Het besluit tot Splitsing is niet onderworpen aan de goedkeuring van enig ander orgaan van de Verkrijgende Vennootschap noch van enig overheidsorgaan.

13	Invloed van de Splitsing op de grootte van de goodwill en de uitkeerbare reserves van de Verkrijgende Vennootschap en FCA

De Splitsing zal plaatsvinden op basis van de boekwaarde en zal hierdoor geen invloed hebben op de grootte van de goodwill.

Voor zover de Verkrijgende Vennootschap reserves krachtens Nederlands recht of haar statuten moet aanhouden, zullen als gevolg van de Splitsing de vrij uitkeerbare reserves van de Verkrijgende Vennootschap toenemen met het verschil tussen (i) de waarde van het vermogen van FCA dat de Verkrijgende

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Demerger and (ii) the reserves the Acquiring Company must maintain pursuant to Dutch law or its articles of association.

Pursuant to Section 2:334q paragraph 4 DCC, following the Demerger the Acquiring Company must create reserves pursuant to Dutch law in the same way as FCA had to maintain such reserves, unless there is no longer any further legal basis for maintaining the same.

As a result of the Demerger, the freely distributable reserves of FCA will decrease with the difference between (i) the value of the assets of FCA that the Acquiring Company will acquire in the Demerger and (ii) the reserves that FCA following the Demerger no longer has to maintain pursuant to Dutch law.

14	The exchange ratio of the shares. No cash payments

The Acquiring Company has been incorporated with an issued capital of one eurocent. As a result of the Demerger, the Acquiring Company shall acquire a part of the assets of FCA as described in more detail in this Demerger proposal (Demerger Assets) and the value of the Acquiring Company as of the Demerger Effective Date will equal the value of the Demerger Assets immediately preceding the Demerger Effective Date. In view thereof the following exchange ratio (Exchange Ratio), based on the nominal value of the shares in the Acquiring Company and FCA, with any excess being considered non-obliged share premium, shall apply:

Vennootschap bij de Splitsing zal verkrijgen en (ii) de reserves die de Verkrijgende Vennootschap krachtens Nederlands recht of haar statuten moet aanhouden.

Ingevolge artikel 2:334q lid 4 BW, moet de Verkrijgende Vennootschap reserves krachtens Nederlands recht vormen op dezelfde wijze als FCA deze reserves moest aanhouden, tenzij hiervoor niet langer enige wettelijke basis is.

Als gevolg van de Splitsing, zullen de vrij uitkeerbare reserves van FCA afnemen met het verschil tussen (i) de waarde van het vermogen van FCA dat de Verkrijgende Vennootschap bij de Splitsing zal verkrijgen en (ii) de reserves die FCA als gevolg van Splitsing niet meer krachtens Nederlands recht hoeft aan te houden.

14	De ruilverhouding van de aandelen. Geen betalingen in contanten

De Verkrijgende Vennootschap is opgericht met een geplaatst kapitaal van één eurocent. Als gevolg van de Splitsing, zal de Verkrijgende Vennootschap een deel van het vermogen van FCA verkrijgen zoals nader in dit voorstel tot Splitsing omschreven (Splitsing Vermogen) en de waarde van de Verkrijgende Vennootschap per de Splitsing Effectieve Datum zal gelijk zijn aan de waarde van het Splitsing Vermogen onmiddellijk voorafgaand aan de Splitsing Effectieve Datum. In dat verband zal de volgende ruilverhouding (Ruilverhouding) worden toegepast, gebaseerd op de nominale waarde van de aandelen in de Verkrijgende Vennootschap en FCA, waarbij enige overwaarde wordt beschouwd als niet-bedongen agio:

demerger proposal – voorstel tot splitsing	13

(a)

the holders of common shares in the capital of FCA (FCA Common Shares) will receive common shares in the Acquiring Company (Acquiring Company Common Shares) with an aggregate nominal value equal to the aggregate nominal value of the FCA Common Shares held by them at the Demerger Effective Date; and

(b)

the holders of special voting shares in the capital of FCA (FCA Special Voting Shares) will receive special voting shares in the Acquiring Company (Acquiring Company Special Voting Shares) with an aggregate nominal value equal to the aggregate nominal value of the FCA Special Voting Shares held by them at the Demerger Effective Date.

No cash payments shall be made in this Demerger.

15	Date as of which the shareholders of FCA will share in the profits of the Acquiring Company

As of the Demerger Effective Date, (i) each holder of FCA Common Shares will share in any distribution of profits by the Acquiring Company in proportion to the relevant participation in the aggregate issued and outstanding common share capital of the Acquiring Company to which holders of Acquiring Company Common Shares are entitled and (ii) each holder of FCA Special Voting Shares will beschouwd als niet-bedongen agio:

(a)

de houders van gewone aandelen in het kapitaal van FCA (FCA Gewone Aandelen) zullen gewone aandelen in de Verkrijgende Vennootschap (Verkrijgende Vennootschap Gewone Aandelen) verkrijgen met een gezamenlijke nominale waarde gelijk aan de gezamenlijk nominale waarde van de FCA Gewone aandelen gehouden door hen per de Splitsing Effectieve Datum; en

(b)

de houders van bijzondere stemrechtaandelen in het kapitaal van FCA (FCA Bijzondere Stemrechtaandelen) zullen bijzondere stemrechtaandelen in de Verkrijgende Vennootschap (Verkrijgende Vennootschap Bijzondere Stemrechtaandelen) verkrijgen met een gezamenlijke nominale waarde gelijk aan de gezamenlijke nominale waarde van de FCA Bijzondere Stemrechtaandelen gehouden door hen op de Splitsing Effectieve Datum.

Er zullen geen betalingen in contanten worden gedaan bij deze Splitsing.

15	Datum waarop de aandeelhouders van FCA zullen delen in de winst van de Verkrijgende Vennootschap

Per de Splitsing Effectieve Datum, zal (i) elke houder van FCA Gewone Aandelen delen in elke uitkering van winst door de Verkrijgende Vennootschap naar evenredigheid van het relevante gedeelte van het gehele geplaatste en uitstaande gewone aandelenkapitaal van de Verkrijgende Vennootschap waartoe de houders van Verkrijgende Vennootschap Gewone Aandelen

demerger proposal – voorstel tot splitsing	14

share in any distribution of profits by the Acquiring Company in proportion to the relevant participation in the aggregate issued and outstanding special voting share capital of the Acquiring Company to which holders of Acquiring Company Special Voting Shares are entitled. No particular rights to dividends will be granted in connection with the Demerger.

16	Shares to be cancelled pursuant to Section 2:334x paragraph 3 DCC

Not applicable.

17	The consequences for holders of non-voting shares or shares without profit sharing rights

Not applicable because FCA does not have non-voting shares or shares without profit sharing rights in its capital.

18	The amount of compensation for a share pursuant to Section 2:334ee1 DCC

Not applicable because FCA does not have non-voting shares or shares without profit sharing rights in its capital.

19	The maximum amount for which compensation may be requested pursuant to Section 2:334ee1 DCC

Not applicable because FCA does not have non-voting shares or shares without profit sharing rights in its capital.

gerechtigd zijn en (ii) elke houder van FCA Bijzondere Stemrechtaandelen delen in elke uitkering van winst door de Verkrijgende Vennootschap naar evenredigheid van het relevante gedeelte van het gehele geplaatste en uitstaande bijzondere stemrechtaandelenkapitaal waartoe de houders van Verkrijgende Vennootschap Bijzondere Stemrechtaandelen gerechtigd zijn. Geen bijzondere rechten op dividend worden toegekend in verband met de Splitsing.

16	In te trekken aandelen ingevolge artikel 2:334x lid 3 BW

Niet van toepassing.

17	De gevolgen voor houders van stemrechtloze aandelen of winstrechtloze aandelen

Niet van toepassing aangezien FCA geen stemrechtloze aandelen of winstrechtloze aandelen in haar kapitaal heeft.

18	Het bedrag van de schadevergoeding voor een aandeel ingevolge artikel 2:334ee1 BW

Niet van toepassing aangezien FCA geen stemrechtloze aandelen of winstrechtloze aandelen in haar kapitaal heeft.

19	Het maximumbedrag aan schadevergoeding dat kan worden verzocht ingevolge artikel 2:334ee1 BW

Niet van toepassing aangezien FCA geen stemrechtloze aandelen of winstrechtloze aandelen in haar kapitaal heeft.

demerger proposal – voorstel tot splitsing	15

20	Auditor’s statement on the proposed Exchange Ratio

KPMG Accountants N.V. has issued a statement as referred to in Section 2:334aa paragraph 1 DCC. This statement is attached to this Demerger proposal as Annex F.

21	Signing formalities and governing law

Pursuant to Section 2:334f DCC this Demerger proposal will have to be signed by each member of the boards of directors of FCA and the Acquiring Company.

This Demerger proposal is governed by, and interpreted in accordance with, Dutch law. In the event of a conflict between the Dutch and the English version of this Demerger proposal, the Dutch version will prevail.

(signature pages follow)

20	Accountantsverklaring op de voorgestelde Ruilverhouding

KPMG Accountants N.V. heeft een verklaring als bedoeld in artikel 2:334aa lid 1 BW afgegeven. Deze verklaring is als Bijlage F aan dit voorstel tot Splitsing gehecht.

21	Ondertekeningsformaliteiten en toepasselijk recht

Ingevolge artikel 2:334f BW moet dit voorstel tot Splitsing ondertekend worden door elk lid van het bestuur van FCA en de Verkrijgende Vennootschap.

Dit voorstel tot Splitsing wordt beheerst door, en geïnterpreteerd in overeenstemming met, Nederlands recht. Ingeval van tegenstrijdigheid tussen de Nederlandse en de Engelse versie van dit voorstel tot Splitsing, zal de Nederlandse versie voorgaan.

(handtekeningenpagina volgt)

demerger proposal – voorstel tot splitsing	16

SIGNATURE PAGE – HANDTEKENINGPAGINA

Board of directors of Fiat Chrysler Automobiles N.V.

Name:	John Elkann	Name:	Sergio Marchionne
Title:	executive director – Chairman	Title:	executive director – CEO

Name:	Ronald Thompson	Name:	Andrea Agnelli	Name:	Tiberto Brandolini d’Adda
Title:	senior non-executive director	Title:	non-executive director	Title:	non-executive director

Name:	Glenn Earle	Name:	Valerie Mars	Name:	Ruth Simmons
Title:	non-executive director	Title:	non-executive director	Title:	non-executive director

Name:	Patience Wheatcroft	Name:	Stephen Wolf	Name:	Ermenegildo Zegna di Monte Rubello
Title:	non-executive director	Title:	non-executive director	Title:	non-executive director

demerger proposal – voorstel tot splitsing

SIGNATURE PAGE – HANDTEKENINGPAGINA

Board of directors of Interim One B.V.

Name:	Fabio Spirito	Name:	Giorgio Fossati
Title:	executive director	Title:	non-executive director

demerger proposal – voorstel tot splitsing

ANNEX A

Current articles of association Fiat Chrysler Automobiles N.V.

demerger proposal – voorstel tot splitsing	19

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GMP/MvA/5152356/40061718

Execution copy

AMENDMENT ARTICLES OF ASSOCIATION

(Fiat Investments N.V.; new name: Fiat Chrysler Automobiles N.V.)

This eleventh day of October two thousand fourteen, there appeared before me, Guido Marcel Portier, civil law notary officiating in Amsterdam, the Netherlands: Michel Pieter van Agt, born in Amsterdam, the Netherlands, on the sixteenth day of June nineteen hundred eighty-four, employed at Fred. Roeskestraat 100, 1076 ED Amsterdam, the Netherlands.

The person appearing declared the following:

on the tenth day of October two thousand fourteen the general meeting of Fiat Investments N.V., a public company (naamloze vennootschap) under Dutch law, having its official seat (zetel) in Amsterdam, the Netherlands, and its registered office address at 240 Bath Road, Fiat House, SL1 4 DX Slough, United Kingdom, registered with the Dutch trade register under number 60372958 (Company), resolved to amend and completely readopt the articles of association of the Company, as well as to authorise the person appearing to have this deed executed. The adoption of such resolutions is evidenced by a shareholder’s resolution, a copy of which shall be attached to this deed (Annex).

The articles of association of the Company were established at the incorporation of the Company, by a deed, executed on the first day of April two thousand fourteen before a deputy of G.M. Portier, aforementioned. The articles of association of the Company have not been amended since.

In implementing the aforementioned resolution, the articles of association of the Company are hereby amended and completely readopted as follows:

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ARTICLES OF ASSOCIATION:
1. Definitions

1.1        In these Articles of Association the following words shall have the following meanings:

accountant: a chartered accountant (registeraccountant) or other accountant referred to in Section 2:393 of the Dutch Civil Code, or an organisation in which such accountants work together;

Affiliate: with respect to any specified person, any other person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative of the foregoing;

board of directors: the board of directors of the company;

Change of Control: in respect of any shareholder that is not an individual, any direct or indirect transfer in one or a series of related transactions as a result of which (i) a majority of the voting rights of such shareholder, (ii) the de facto ability to direct the casting of a majority of the votes exercisable at general meetings of shareholders of such shareholder and/or (iii) the ability to appoint or remove a majority of the directors, executive directors or board members or executive officers of such shareholder or to direct the casting of a majority or more of the voting rights at meetings of the board of directors, governing body or executive committee of such shareholder has been transferred to a new owner, provided that no change of control shall be deemed to have occurred if (a) the transfer of ownership and/or control is an intragroup transfer under the same parent company, (b) the transfer of ownership and/or control is the result of the succession or the liquidation of assets between spouses or the inheritance, inter vivo donation or other transfer to a spouse or a relative up to and including the fourth degree or (c) the fair market value of the Qualifying Common Shares held by such shareholder represents less than twenty percent (20%) of the total assets of the Transferred Group at the time of the transfer and the Qualifying Common Shares held by such shareholder, in the sole judgment of the company, are not otherwise material to the Transferred Group or the Change of Control transaction;

common share: a common share in the share capital of the company;

director: a member of the board of directors;

electing common shares: common shares registered in the Loyalty Register for the purpose of becoming Qualifying Common Shares;

general meeting of shareholders: the body of the company consisting of shareholders entitled to vote, together with usufructuaries and pledgees to whom voting rights attributable to shares accrue or a meeting of shareholders and other persons entitled to attend meetings of shareholders (as the case may be);

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in writing: by letter, by telecopier, by e-mail, or by a legible and reproducible message otherwise sent (including electronically), provided that the identity of the sender can be reasonably established;

Initial Allocation Procedures: the procedures pursuant to which former shareholders of Fiat have been given the opportunity to opt for an initial allocation of special voting shares upon completion of the Merger, as described in the relevant Merger documentation;

Fiat: Fiat S.p.A.;

group company: a group company as referred to in Section 2:24b of the Dutch Civil Code;

Loyalty Register: the register kept by or on behalf of the company for the registration of any Qualifying Common Shares and any electing common shares;

Loyalty Transferee: (i) with respect to any shareholder that is not an individual, any Affiliate of such shareholder (including any successor of such shareholder) that is beneficially owned in substantially the same manner (including percentage) as the beneficial ownership of the transferring shareholder or the beneficiary company as part of a statutory demerger (splitsing) of such shareholder and (ii) with respect to any shareholder that is an individual, any transferee of common shares following succession or the liquidation of assets between spouses or the inheritance, inter vivo donation or other transfer to a spouse or a relative up to and including the fourth degree;

Merger: the cross-border statutory merger (grensoverschrijdende fusie) pursuant to which Fiat (as disappearing entity) has merged into the company (as surviving entity);

person: any individual (natuurlijk persoon), firm, legal entity (in whatever form and wherever formed or incorporated), governmental entity, joint venture, association or partnership;

Qualifying Common Shares: with respect to any shareholder, (i) the number of common shares that has, pursuant to the Initial Allocation Procedures, been allocated to such shareholder and registered in the Loyalty Register on the occasion of the Merger and continue to be so registered in the name of such shareholder or its Loyalty Transferee(s) and (ii) the number of electing common shares that has for an uninterrupted period of at least three (3) years, been registered in the Loyalty Register in the name of such shareholder or its Loyalty Transferee(s) and continue to be so registered. For the avoidance of doubt, it is not necessary that specific common shares satisfy the requirements as referred to under (i) and (ii) in order for a number of common shares to qualify as Qualifying Common Shares; accordingly, it is permissible for common shares to be substituted into the Loyalty Register for different common shares without affecting the total number of Qualifying Common Shares or the total number of common shares that would become Qualifying Common Shares after an uninterrupted period of at least three (3) years after registration in the Loyalty Register, held by the shareholder or its Loyalty Transferee(s);

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Qualifying Shareholder: a holder of one or more Qualifying Common Shares;

Record Date: has the meaning assigned thereto in Article 19.12;

share: a share in the share capital of the company; unless the contrary is apparent, this shall include each common share and each special voting share;

shareholder: a holder of one or more shares; unless the contrary is apparent, this shall include each holder of common shares and/or special voting shares;

special voting share: a special voting share in the share capital of the company;

subsidiary: a subsidiary of the company as referred to in Section 2:24a of the Dutch Civil Code;

Transferred Group: the relevant shareholder together with its Affiliates, if any, over which control was transferred as part of the same change of control transaction within the meaning of the definition of Change of Control.

1.2        References to Articles shall be deemed to refer to articles of these Articles of Association, unless the contrary is apparent.

2.          Name and corporate seat

2.1        The name of the company is: Fiat Chrysler Automobiles N.V.

2.2        The company may also be referred to as FCA.

2.3        The company has its corporate seat in Amsterdam, the Netherlands.

2.4        The place of effective management of the company shall be in the United Kingdom, unless another place outside the United Kingdom is designated as the place of effective management by resolution of the board of directors adopted in a meeting in which all directors are present or represented.

3.          Objects

3.1        The objects for which the company is established are to carry on, either directly or through wholly or partially-owned companies and entities, activities relating in whole or in any part to passenger and commercial vehicles, transport, mechanical engineering, energy, engines, capital machinery and equipment and related goods and propulsion, as well as any other manufacturing, commercial, financial or service activity.

3.2        Within the scope and for the achievement of the purposes mentioned in Article 3.1, the company may:

  (a)       operate in, among other areas, the mechanical, electrical, electro mechanical, thermo mechanical, electronic, nuclear, chemical, mining, steel and metallurgical industries, as well as in telecommunications, civil, industrial and agricultural engineering, publishing, information services, tourism and other service industries;

  (b)      acquire shareholdings and interests in companies and enterprises of any kind or form and purchase, sell or place shares, debentures, bonds, promissory notes or other securities or evidence of indebtedness;

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  (c)       provide financing to companies and entities it wholly or partially owns and carry on the technical, commercial, financial and administrative coordination of their activities;

  (d)      provide or arrange for the provision (including through partially owned entities) of financing for distributors, dealers, retail customers, vendors and other business partners and carry on the technical, commercial, financial and administrative coordination of their activities;

  (e)       purchase or otherwise acquire, on its own behalf or on behalf of companies and entities it wholly or partially owns, the ownership or right of use of intangible assets providing them for use by those companies and entities;

  (f)       promote and ensure the performance of research and development activities, as well as the use and exploitation of the results thereof;

  (g)      undertake, on its own behalf or on behalf of companies and entities it wholly or partially owns, any investment, real estate, financial, commercial, or partnership transaction whatsoever, including the assumption of loans and financing in general and the granting to third parties of endorsements, surety ships and other guarantees, including real security; and

  (h)      undertake and perform any management or support services or any other activity ancillary, preparatory or complementary to any of the above.

4.          Share capital and shares

4.1        The authorized share capital of the company amounts to forty million euro (EUR 40,000,000), divided into two billion (2,000,000,000) common shares and two billion (2,000,000,000) special voting shares with a nominal value of one eurocent (EUR 0.01) each.

4.2        When shares are subscribed for, the par value thereof and, if the shares are subscribed at a higher amount, the difference between such amounts, shall be paid-up, without prejudice to the provision of Section 2:80 paragraph 2 of the Dutch Civil Code. Where shares of a particular class are subscribed at a higher amount than the nominal value, the difference between such amounts shall be carried to the share premium reserve of that class of shares.

4.3        Upon the establishment of a right of pledge on a common share or the creation or transfer of a right of usufruct on a common share, the right to vote may be vested in the pledgee or the usufructuary, with due observance of the relevant provisions of Dutch law.

4.4        Both the holder of one or more common shares without voting right and the pledgee or usufructuary of one or more common shares with voting right shall have the rights conferred by law upon holders of depositary receipts issued with a company’s cooperation for shares in its share capital.

4.5        No right of pledge may be established on a special voting share.

4.6        The voting rights attributable to a special voting share may not be assigned to the usufructuary.

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4.7        The usufructuary of one or more special voting shares shall not have the rights conferred by law upon holders of depositary receipts issued with a company’s cooperation for shares in its share capital.

4.8        The company may cooperate in the issuance of registered depositary receipts for common shares, but only pursuant to a resolution to that effect of the board of directors. Each holder of such depositary receipts shall have the rights conferred by law or by the applicable depositary agreement upon holders of depositary receipts issued with a company’s cooperation for shares in its share capital.

5.          Holding requirement in respect of special voting shares

5.1        Special voting shares may only be held by a Qualifying Shareholder and the company itself. A Qualifying Shareholder may hold no more than one (1) special voting share for each Qualifying Common Share held by such shareholder. Other than as provided in the Articles 8.8 and 8.9, there shall be no limit on the number of special voting shares that may be held by the company.

5.2        Subject to a prior resolution of the board of directors, which may set certain terms and conditions, the holder of one (1) or more Qualifying Common Shares will be eligible to hold one (1) special voting share for each such Qualifying Common Share.

5.3        In the event of a Change of Control in respect of a Qualifying Shareholder or in the event that a Qualifying Shareholder requests that some or all of its Qualifying Common Shares be de-registered from the Loyalty Register in accordance with Article 11.3, or transfers some or all of its Qualifying Common Shares to any other party (other than a Loyalty Transferee):

  (a)       a corresponding number of Qualifying Common Shares of such shareholder shall be de-registered from the Loyalty Register with immediate effect and as a consequence shall no longer qualify as Qualifying Common Shares;

  (b)      such shareholder shall be obliged to immediately offer and transfer a number of special voting shares equal to the number of Qualifying Common Shares referred to in Article 5.3 (a) to the company and any and all voting rights attached to such special voting shares will be suspended with immediate effect.

5.4        In the event of a Change of Control in respect of a shareholder who is registered in the Loyalty Register but is not yet a Qualifying Shareholder with respect to one or more of its common shares, a corresponding number of common shares of such shareholder shall be de-registered from the Loyalty Register with immediate effect.

5.5        In respect of special voting shares offered to the company pursuant to Article 5.3, the offering shareholder and the company shall determine the purchase price by mutual agreement. If they do not reach agreement on the purchase price, the purchase price shall be determined by one or more accountants appointed jointly by them. If they do not reach agreement on the accountant or accountants, as the case may be, the price shall be determined by three

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accountants, one to be appointed by the offering shareholder, one to be appointed by the company and the third one to be appointed jointly by the accountants thus appointed. The appointed accountants shall be authorized to inspect all books and records of the company and to obtain all such information as will be useful to them determining the price.

6.          Issuance of shares

6.1        The general meeting of shareholders or alternatively the board of directors, if it has previously been designated to do so by the general meeting of shareholders, shall have authority to resolve on any issuance of shares. The general meeting of shareholders shall, for as long as any such designation of the board of directors for this purpose is in force, no longer have authority to decide on the issuance of shares. For a period of five (5) years from the twelfth day of October two thousand fourteen, the board of directors shall irrevocably be authorized to issue shares up to the maximum aggregate amount of shares as provided for in the company’s authorized share capital as set out in Article 4.1, as amended from time to time.

6.2        The general meeting of shareholders or the board of directors if so designated in accordance with Article 6.1, shall decide on the price and the further terms and conditions of issuance, with due observance of what is required in relation thereto in the law and in these Articles of Association.

6.3        If the board of directors is designated to have authority to decide on the issuance of shares by the general meeting of shareholders, such designation shall specify the class of shares and the maximum number of shares that can be issued under such designation. When making such designation the duration thereof, which shall not be for more than five (5) years, shall be resolved upon at the same time. The designation may be extended from time to time for periods not exceeding five (5) years from the date of such extension. The designation may not be withdrawn unless otherwise provided in the resolution in which the designation is made.

6.4        Within eight (8) days after the passing of a resolution of the general meeting of shareholders to issue shares or to designate the board of directors as provided in Article 6.1, the company shall deposit the complete text of such resolution at the office of the Dutch trade register. Within eight (8) days after the end of each quarter of the financial year, the company shall notify the Dutch trade register of each issuance of shares which occurred during such quarter. Such notification shall state the number of shares issued and their class. Failure to duly make such notification shall neither affect the authority of the general meeting of shareholders or the board of directors to issue shares nor the validity of the shares issued.

6.5        What has been provided in the Articles 6.1 up to and including 6.4 shall mutatis mutandis be applicable to the granting of rights to subscribe for shares, but shall not be applicable to the issuance of shares to persons exercising a previously granted right to subscribe for shares.

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6.6        Payment for shares shall be made in cash unless another form of contribution has been agreed. Payment in a currency other than euro may only be made with the consent of the company. Payment in a currency other than euro will discharge the obligation to pay up the nominal value to the extent that the amount paid can be freely exchanged into an amount in euro equal to the nominal value of the relevant shares. The rate of exchange on the day of payment will be decisive, unless the company requires payment against the rate of exchange on a specified date which is not more than two (2) months before the last day on which payment for such shares is required to be made, provided that such shares will be admitted to trading on a regulated market or multilateral trading facility as referred to in Section 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht) or a regulated market or multilateral trading facility of a state, which is not a European Union member state, which is comparable thereto.

6.7        The board of directors is expressly authorized to enter into the legal acts referred to in Section 2:94 of the Dutch Civil Code, without the prior consent of the general meeting of shareholders.

7.          Right of pre-emption

7.1        Subject to Article 7.9 and the remainder of this Article 7, in the event of an issuance of common shares, every holder of common shares shall have a right of pre-emption with regard to the common shares to be issued in proportion to the aggregate nominal value of his common shares, provided however that no such right of pre-emption shall exist in respect of shares to be issued to employees of the company or of a group company pursuant to any option plan of the company.

7.2        A shareholder shall have no right of pre-emption for shares that are issued against a non-cash contribution.

7.3        In the event of an issuance of special voting shares to Qualifying Shareholders, shareholders shall not have any right of pre-emption.

7.4        The general meeting of shareholders or the board of directors, as the case may be, shall decide when passing the resolution to issue shares in which manner the shares shall be issued and, to the extent that rights of pre-emption apply, within what period those rights may be exercised.

7.5        The company shall give notice of an issuance of shares that is subject to a right of pre-emption and of the period during which such right may be exercised by announcement in the Dutch State Gazette and in a nationally distributed newspaper.

7.6        The right of pre-emption may be exercised during a period of at least two (2) weeks after the announcement in the Dutch State Gazette.

7.7        Subject to Article 7.9, the right of pre-emption may be limited or excluded by a resolution of the general meeting of shareholders or a resolution of the board of directors if the board of directors has been designated to do so by the general meeting of shareholders and provided the board of directors has also been authorized to resolve on the issuance of shares. In the proposal to the general meeting of shareholders to limit or exclude pre-emption rights the reasons for the proposal and a substantiation of the proposed issuance price shall be explained in writing. With respect to designation of the board of directors the provisions of the last three sentences of Article 6.3 shall apply mutatis mutandis.

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7.8        For a resolution of the general meeting of shareholders to limit or exclude the right of pre-emption or to designate the board of directors as authorized to do so, a simple majority of the votes cast is required to approve such resolution, provided, however, that if less than one half of the issued share capital is represented at the meeting, then a majority of at least two thirds of the votes cast is required to adopt such resolution. Within eight (8) days from the resolution the company shall deposit a complete text thereof at the office of the Dutch trade register.

7.9        For a period of five (5) years from the twelfth day of October two thousand fourteen, the board of directors shall irrevocably be authorized to limit or exclude the right of pre-emption as set out in this Article 7 (including Article 7.10).

7.10      When rights are granted to subscribe for common shares the shareholders shall also have a right of pre-emption with respect to such rights; what has been provided hereinbefore in this Article 7 shall apply mutatis mutandis. Shareholders shall have no right of pre-emption in respect of shares that are issued to anyone who exercises a previously acquired right.

8.          Acquisition by the company of shares in its own share capital

8.1        The company shall at all times have the authority to acquire fully paid-up shares in its own share capital, provided that such acquisition is made for no consideration (om niet).

8.2        The company shall also have authority to acquire fully paid-up shares in its own share capital or depositary receipts thereof for consideration, if:

  (a)    the general meeting of shareholders has authorized the board of directors to make such acquisition – which authorization shall be valid for no more than eighteen (18) months and has specified the number of shares which may be acquired, the manner in which they may be acquired and the (criteria to establish the) limits within which the price must be set;

  (b)    the company’s equity, after deduction of the acquisition price of the relevant shares, is not less than the sum of the paid-in and called up portions of the share capital and the reserves that have to be maintained pursuant to Dutch law and these Articles of Association; and

  (c)    the aggregate nominal value of the shares to be acquired and the shares in its share capital the company already holds, holds as pledgee or are held by a subsidiary, does not amount to more than one half of the issued share capital.

8.3        The company’s equity as shown in the last confirmed and adopted balance sheet, after deduction of the acquisition price for shares in the share capital of the company, the amount of the loans as referred to in Section 2:98c of the Dutch Civil Code and distributions from profits or reserves to any other persons that became due by the company and its subsidiaries after the date

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of the balance sheet, shall be decisive for purposes of Article 8.2 subs (b) and (c). If more than six (6) months have elapsed since the end of a financial year without the annual accounts having been adopted, an acquisition in accordance with Article 8.2 shall not be allowed until such time as the annual accounts shall be adopted.

8.4        No authorization shall be required if the company acquires its own shares for the purpose of transferring the same to employees of the company or a group company under a scheme applicable to such employees. Such own shares must be officially listed on a price list of a stock exchange.

8.5        The Articles 8.1 and 8.2 shall not apply to shares which the company acquires under universal title of succession (algemene titel).

8.6        Any acquisition by the company of shares that have not been fully paid up shall be void.

8.7        Any disposal of shares held by the company will require a resolution of the board of directors. Such resolution shall also stipulate any conditions of the disposal.

8.8        The company may, jointly with its subsidiaries, hold shares in its own capital exceeding one-tenth of its issued capital for no more than three years after acquisition of shares for no consideration or under universal title of succession. Any shares held by the company in excess of the amount permitted shall transfer to the directors jointly at the end of the last day of such three year period. Each director shall be jointly and severally liable to compensate the company for the value of the shares at such time, with interest at the statutory rate thereon from such time. For the purpose of this Article 8.8 the term shares shall include depositary receipts for shares and shares in respect of which the company holds a right of pledge.

8.9        Article 8.8 shall apply correspondingly to shares and depositary receipt for shares acquired by the company in accordance with Article 8.4 without the authorization of the general meeting and held by the company for more than one year after acquisition thereof.

9.          Reduction of the issued share capital

9.1        The general meeting of shareholders shall have the authority to pass a resolution to reduce the issued share capital (i) by the cancellation of shares and/or (ii) by reducing the nominal value of the shares by means of an amendment to these Articles of Association. The shares to which such resolution relates shall be stated in the resolution and it shall also be stated therein how the resolution shall be implemented.

9.2        A resolution to cancel shares may only relate to shares held by the company itself in its own share capital.

9.3        Any reduction of the nominal value of the shares without repayment must be made pro rata on all shares of the same class.

9.4        A partial repayment on shares shall only be allowed in implementation of a resolution to reduce the nominal value of the shares. Such a repayment must be made in respect of all shares of the same class on a pro rata basis, or in respect of the special voting shares only. The pro rata requirement may be waived with the consent of all the shareholders of the affected class.

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9.5        A resolution to reduce the share capital shall require a simple majority of the votes cast in a general meeting of shareholders, provided, however, that such resolution shall require a majority of at least two-thirds of the votes cast in a general meeting of shareholders if less than one half of the issued capital is represented at the meeting.

9.6        The notice convening a general meeting of shareholders at which a resolution to reduce the share capital is to be passed shall state the purpose of the reduction of the share capital and the manner in which effect is to be given thereto. Section 2:123 paragraphs 1 and 2 of the Dutch Civil Code shall apply mutatis mutandis.

9.7        The company shall deposit the resolutions referred to in Article 9.1 at the office of the Dutch trade register and shall publish a notice of such deposit in a nationally distributed daily newspaper; what has been provided in Section 2:100 paragraphs 2 up to and including 6 of the Dutch Civil Code shall be applicable to the company.

10.        Shares and share certificates

10.1      The shares shall be registered shares and they shall for each class be numbered as the board of directors shall determine.

10.2      The board of directors may resolve that, at the request of the shareholder, share certificates shall be issued in respect of shares in such denominations as the board of directors shall determine, which certificates are exchangeable at the request of the shareholder.

10.3      Share certificates shall not be provided with dividend coupons or a talon.

10.4      Each share certificate carries the number(s), if any, of the share(s) in respect of which they were issued.

10.5      The exchange referred to in Article 10.2 shall be free of charge.

10.6      Share certificates shall be signed by a director. The board of directors may resolve that the signature shall be replaced by a facsimile signature.

10.7      The board of directors may determine that for the purpose of trading and transfer of shares at a foreign stock exchange, share certificates shall be issued in such form as shall comply with the requirements of such foreign stock exchange.

10.8      On a request in writing by the party concerned and upon provision of satisfactory evidence as to title, replacement share certificates may be issued in respect of share certificates which have been mislaid, stolen or damaged, on such conditions, including, without limitation, the provision of indemnity to the company as the board of directors shall determine.

10.9      The costs of the issuance of replacement share certificates may be charged to the applicant. As a result of the issuance of replacement share certificates the original share certificates will become void and the company will have no further obligation with respect to such original share certificates. Replacement share certificates will bear the numbers of the documents they replace.

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11.        Register of shareholders and Loyalty Register

11.1      The board of directors shall appoint a registrar who shall keep a register of shareholders in which the name and address of each shareholder shall be entered, the number and class of shares held by each of them, and, in so far as applicable, the further particulars referred to in Section 2:85 of the Dutch Civil Code.

11.2      The registrar shall be authorized to keep the register of shareholders in an electronic form and to keep a part of the register of shareholders outside the Netherlands if required to comply with applicable foreign legislation or the rules of a stock exchange where the shares are listed.

11.3      The board of directors shall determine the form and contents of the register of shareholders with due observance of the provisions of Articles 11.1 and 11.2 and Section 2:85 of the Dutch Civil Code.

11.4      The registrar shall separately administer a Loyalty Register which does not form part of the company’s register of shareholders. The registrar shall enter in the Loyalty Register the name and address of shareholders who have requested the board of directors to be registered in such register in order to become eligible to acquire special voting shares, recording the entry date and number and amount of common shares in respect of which the relevant request was made.

11.5      A holder of common shares that are included in the Loyalty Register may at any time request to de-register from the Loyalty Register some or all of its common shares included therein.

11.6      The register of shareholders and Loyalty Register shall be kept up to date regularly.

11.7      Upon request and free of charge, the registrar shall provide shareholders and those who have a right of usufruct or pledge in respect of such shares with an extract from the register of shareholders and Loyalty Register in respect of their registration.

11.8      The registrar shall be authorized to disclose information and data contained in the register of shareholders and Loyalty Register and/or have the same inspected to the extent that this is requested to comply with applicable legislation or rules of a stock exchange where the shares are listed from time to time.

12.        Transfer of shares

12.1      The transfer of shares or of a restricted right thereto shall require an instrument intended for such purpose and, save when the company itself is a party to such legal act, the written acknowledgement by the company of the transfer. The acknowledgement shall be made in the instrument or by a dated statement on the instrument or on a copy or extract thereof mentioning the acknowledgement signed as a true copy by the notary or the transferor, or in the manner referred to in Article 12.2. Service of such instrument or such copy or extract on the company shall be considered to have the same effect as an acknowledgement.

12.2      If a share certificate has been issued for a share the surrender to the company of the share certificate shall also be required for such transfer.

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The company may acknowledge the transfer by making an annotation on such share certificate as proof of the acknowledgement or by replacing the surrendered certificate by a new share certificate registered in the name of the transferee.

13.        Blocking Clause in respect of special voting shares

13.1      Common shares are freely transferable. A transfer of special voting shares other than pursuant to Article 5.3 may only be effected with due observance of Articles 5.1 and 13.

13.2      A shareholder who wishes to transfer one or more special voting shares shall require the approval of the board of directors.

13.3      If the board of directors grants the approval, or if approval is deemed to have been granted as provided for in Article 13.4, the transfer must be effected within three (3) months of the date of such approval or deemed approval.

13.4      If the board of directors does not grant the approval, then the board of directors should at the same time provide the requesting shareholder with the names of one or more prospective purchasers who are prepared to purchase all the special voting shares referred to in the request for approval, against payment in cash. If the board of directors does not grant the approval but at the same time fails to designate prospective purchasers, then approval shall be deemed to have been granted. The approval shall likewise be deemed granted if the board of directors has not made a decision in respect of the request for approval within six (6) weeks upon receipt of such request.

13.5      The requesting shareholder and the prospective purchaser accepted by him shall determine the purchase price referred to in Article 13.4 by mutual agreement. If they do not reach agreement on the purchase price, Article 5.5 shall apply mutatis mutandis.

14.        Board of directors

14.1      The company shall have a board of directors, consisting of three (3) or more directors, comprising both directors having responsibility for the day-to-day management of the company (executive directors) and directors not having such day-to-day responsibility (non-executive directors). The board of directors as a whole will be responsible for the strategy of the company. The majority of the directors shall consist of non-executive directors.

14.2      Subject to Article 14.1, the board of directors shall determine the number of directors.

14.3      The general meeting of shareholders shall appoint the directors and shall at all times have power to suspend or to dismiss any director. Upon appointment the general meeting of shareholders shall determine whether a director is an executive director or a non-executive director. The term of office of directors will be for a period of approximately one year after appointment, such period expiring on the day the first annual general meeting of shareholders is held in the following calendar year at the end of the relevant meeting. If as a result of resignations or other reasons the majority of the directors elected by shareholders is no longer in office, a general meeting of shareholders will be convened on an urgent basis by the directors still in office for the purpose of

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electing a new board of directors. In such case, the term of office of all directors in office that are not reappointed at that general meeting of shareholders will be deemed to have expired at the end of the relevant meeting. Each director may be reappointed for an unlimited number of terms.

14.4      The company shall have a policy in respect of the remuneration of the directors. Such remuneration policy shall be adopted by the general meeting of shareholders. The remuneration policy shall at a minimum address the matters referred to in Section 2:383 (c) to (e) of the Dutch Civil Code, to the extent they relate to the board of directors.

14.5      With due observation of the remuneration policy referred to in Article 14.4 and the provisions of law, including those in respect of allocation of responsibilities between executive and non-executive directors, the board of directors may determine the remuneration for the directors in respect of the performance of their duties, provided that nothing herein contained shall preclude any directors from serving the company or any subsidiary or related company thereof in any other capacity and receiving compensation therefor and provided further that the executive directors may not participate in the decision-making regarding the determination of the remuneration for the executive directors.

14.6      The board of directors shall submit to the general meeting of shareholders for its approval plans to award shares or the right to subscribe for shares. The plans shall at least set out the number of shares and rights to subscribe for shares that may be awarded to the board of directors and the criteria that shall apply to the award or any change thereto.

14.7      Failure to obtain the approval of the general meeting of shareholders required under Article 14.6 shall not affect the powers of representation of the board of directors.

14.8      The company shall not grant its directors any personal loans, guarantees or the like other than in the normal course of business, as regards executive directors on terms applicable to the personnel as a whole, and after approval of the board of directors.

15.        Management, regulations and decision-making

15.1      The board of directors shall exercise its duties, including the oversight of the company, subject to the limitations contained in these Articles of Association.

15.2      The chairman of the board of directors as referred to by law shall be a non-executive director and shall have the title Chair. The board of directors may grant other titles to the directors. The board of directors may furthermore appoint or delegate the appointment of a Secretary, who need not be selected from among its members.

The board of directors shall draw up board regulations to deal with matters that concern the board of directors internally.

15.3      The regulations shall include an allocation of tasks amongst the executive directors and non-executive directors and may provide for general or specific delegation of powers.

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The regulations shall contain provisions concerning the manner in which meetings of the board of directors are called and held, including the decision-making process. Subject to Article 2.3, these regulations may provide that meetings may be held by telephone conference or video conference, provided that all participating directors can follow the proceedings and participate in real time discussion of the items on the agenda.

15.4      The board of directors can only adopt valid resolutions when the majority of the directors in office shall be present or represented at the meeting of the board of directors.

15.5      A director may be represented by a co-director if authorized in writing; provided that a director may not act as proxy for more than one co-director.

15.6      All resolutions shall be adopted by the favorable vote of the majority of the directors present or represented at the meeting, provided that the regulations may contain specific provisions in this respect. Each director shall have one (1) vote.

15.7      The board of directors shall be authorized to adopt resolutions without convening a meeting if all directors shall have expressed their opinions in writing, unless one or more directors shall object in writing to the resolution being adopted in this way prior to the adoption of the resolution.

15.8      The board of directors shall require the approval of the general meeting of shareholders for resolutions concerning an important change in the company’s identity or character, including in any case:

(a)         the transfer to a third party of the business of the company or practically the entire business of the company;

(b)         the entry into or breaking off of any long-term cooperation of the company or a subsidiary with another legal entity or company or as a fully liable partner of a general partnership or limited partnership, where such entry or breaking off is of far-reaching importance to the company;

(c)         the acquisition or disposal by the company or a subsidiary of an interest in the share capital of a company with a value of at least one/third of the company’s assets according to the consolidated balance sheet with explanatory notes included in the last adopted annual accounts of the company.

15.9      Failure to obtain the approval required under Article 15.8 shall not affect the powers of representation of the board of directors.

15.10    In the event of receipt by the board of directors of a third party offer to acquire a business or one or more subsidiaries for an amount in excess of the threshold referred to in Article 15.8 sub (c), the board of directors shall, if and when such bid is made public, at its earliest convenience or otherwise in compliance with applicable law issue a public position statement in respect of such offer.

15.11    If the office(s) of one or more directors be vacated or if one or more directors be otherwise unavailable, the remaining directors or the remaining director shall have the full power of the board of directors without interruption,

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provided however that in such event the board of directors shall have power to designate one or more persons to temporarily assist the remaining director(s) to manage the company. If the offices of all directors be vacated or if all directors be otherwise unable to act, the management shall temporarily be vested in the person or persons whom the general meeting of shareholders shall appoint for that purpose.

15.12    A director shall not participate in deliberations and the decision-making process in the event of a direct or indirect personal conflict of interest between that director and the company and the enterprise connected with it. If there is such personal conflict of interest in respect of all directors, the preceding sentence does not apply and the board of directors shall maintain its authority, subject to the approval of the general meeting of shareholders.

16.        Committees

16.1      The board of directors shall have power to appoint any committees, composed of directors and officers of the company and of group companies.

16.2      The board of directors shall determine the specific functions, tasks and procedures, as well as the duration of any of the committees referred to in this Article 16. For the avoidance of doubt, as such committees act on the basis of delegation of certain responsibilities of the board of directors, the board of directors shall remain fully responsible for the actions undertaken by such committees and may withdraw the delegation of powers to such committees in its discretion.

17.        Representation

17.1      The general authority to represent the company shall be vested in the board of directors and the Chief Executive Officer.

17.2      The board of directors or the Chief Executive Officer may also confer authority to represent the company, jointly or severally, to one or more individuals (procuratiehouders) who would thereby be granted powers of representation with respect to such acts or categories of acts as the board of directors or the Chief Executive Officer may determine and shall notify to the Dutch trade register. Such authority may be revoked provided that any authority conferred by the board of directors may be revoked only by the board of directors.

18.        Indemnity

18.1      The company shall indemnify any and all of its directors, officers, former directors, former officers and any person who may have served at its request as a director or officer of another company in which it owns shares or of which it is a creditor, who were or are made a party or are threatened to be made a party to or are involved in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative (each a Proceeding), or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding, against any and all liabilities, damages, reasonable and documented expenses (including reasonably incurred and substantiated attorneys’ fees), financial effects of judgments, fines, penalties (including excise and similar taxes and punitive damages) and amounts paid in settlement in connection with such Proceeding by any of them. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled otherwise.

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18.2      Indemnification under this Article 18 shall continue as to any person who has ceased to serve in the capacity which initially entitled such person to indemnity under Article 18.1 related to and arising from such person’s activities while acting in such capacity. No amendment, modification or repeal of this Article 18 shall have the effect of limiting or denying any such rights with respect to actions taken or Proceedings arising prior to any such amendment, modification or repeal.

18.3      Notwithstanding Article 18.1 hereof, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall be adjudged to be liable for gross negligence or wilful misconduct in the performance of such person’s duty to the company.

18.4      The right to indemnification conferred in this Article 18 shall include a right to be paid or reimbursed by the company for any and all reasonable and documented expenses incurred by any person entitled to be indemnified under this Article 18 who was, or is threatened, to be made a named defendant or respondent in a Proceeding in advance of the final disposition of the Proceeding and without any determination as to such person’s ultimate entitlement to indemnification; provided, however, that such person shall undertake to repay all amounts so advanced if it shall ultimately be determined that such person is not entitled to be indemnified under this Article 18.

19.        General meeting of shareholders

19.1      At least one (1) general meeting of shareholders shall be held every year, which meeting shall be held within six (6) months after the close of the financial year.

19.2      Furthermore, general meetings of shareholders shall be held in the case referred to in Section 2:108a of the Dutch Civil Code and as often as the board of directors, the Chairman or Chief Executive Officer deems it necessary to hold them, without prejudice to what has been provided in Article 19.3.

19.3      Shareholders solely or jointly representing at least ten percent (10%) of the issued share capital may request the board of directors, in writing, to call a general meeting of shareholders, stating the matters to be dealt with.

If the board of directors fails to call a meeting, then such shareholders may, on their application, be authorized by the interim provisions judge of the court (voorzieningenrechter van de rechtbank) to convene a general meeting of shareholders. The interim provisions judge shall reject the application if he is not satisfied that the applicants have previously requested the board of directors in writing, stating the exact subjects to be discussed, to convene a general meeting of shareholders.

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19.4      General meetings of shareholders shall be held in Amsterdam or Haarlemmermeer (Schiphol Airport), the Netherlands, and shall be called by the board of directors, the Chairman or Chief Executive Officer of the board of directors, in such manner as is required to comply with the law and the applicable stock exchange regulations, no later than on the forty-second (42nd) day before the day of the meeting.

19.5      All convocations of general meetings of shareholders and all announcements, notifications and communications to shareholders and other persons entitled to attend the meeting shall be made by means of an announcement on the company’s corporate website and such announcement shall remain accessible until the relevant general meeting of shareholders. Any communication to be addressed to the general meeting of shareholders by virtue of law or these Articles of Association, may be either included in the notice, referred to in the preceding sentence or, to the extent provided for in such notice, on the company’s corporate website and/or in a document made available for inspection at the office of the company and such other place(s) as the board of directors shall determine.

19.6      In addition to Article 19.5, convocations of general meetings of shareholders may be sent to shareholders and other persons entitled to attend the meeting through the use of an electronic means of communication to the address provided by such shareholders and other persons to the company for this purpose.

19.7      The notice shall state the place, date and hour of the meeting and the agenda of the meeting as well as the other data required by law.

19.8      An item proposed in writing by such number of shareholders and other persons entitled to attend the meeting who, by law, are entitled to make such proposal, shall be included in the notice or shall be announced in a manner similar to the announcement of the notice, provided that the company has received the relevant request or a proposed resolution, including the reasons for putting the relevant item on the agenda, no later than on the sixtieth (60th) day before the day of the meeting.

19.9      The agenda of the annual general meeting of shareholders shall contain, inter alia, the following items:

(a)         the implementation of the remuneration policy;

(b)         adoption of the annual accounts;

(c)         granting of discharge to the directors in respect of the performance of their duties in the relevant financial year;

(d)         the appointment of directors;

(e)         the policy of the company on additions to reserves and on dividends, if any;

(f)          if, applicable, the proposal to pay a dividend;

(g)         if applicable, discussion of any substantial change in the corporate governance structure of the company; and

(h)         any matters decided upon by the person(s) convening the meeting and any matters placed on the agenda with due observance of Article 19.8.

19.10    The board of directors shall provide the general meeting of shareholders with all requested information, unless this would be contrary to an overriding interest of the company. If the board of directors invokes an overriding interest, it must give reasons.

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19.11    If a right of approval is granted to the general meeting of shareholders by law or these Articles of Association (for instance as referred to in Article 14.6 and Article 15.8) or the board of directors requests a delegation of powers or authorization (for instance as referred to in Article 6), the board of directors shall inform the general meeting of shareholders by means of a circular or explanatory notes to the agenda of all facts and circumstances relevant to the approval, delegation or authorization to be granted.

19.12    For the purpose of Articles 19 and 20, persons with the right to vote or attend meetings shall be considered those persons who have these rights at the twenty-eighth day prior to the day of the meeting (Record Date) and are registered as such in a register to be designated by the board of directors for such purpose, irrespective whether they will have these rights at the date of the meeting. In addition to the Record Date, the notice of the meeting shall further state the manner in which shareholders and other persons entitled to attend the meeting may have themselves registered and the manner in which those rights can be exercised.

19.13    If a proposal to amend these Articles of Association is to be dealt with, a copy of that proposal, in which the proposed amendments are stated verbatim, shall be made available for inspection to the shareholders and other persons entitled to attend the meeting, at the office of the company and on the website of the company, as from the day the general meeting of shareholders is called until after the close of that meeting. Upon request, each of them shall be entitled to obtain a copy thereof, without charge.

20.        Chairman, minutes, rights, admittance and voting

20.1      The general meeting of shareholders shall be presided over by the Chairman or, in his absence, by the person chosen by the board of directors to act as chairman for such meeting.

20.2      One of the persons present designated for that purpose by the chairman of the meeting shall act as secretary of the meeting and take minutes of the business transacted. The minutes shall be adopted by the chairman of the meeting and the secretary of the meeting and signed by them in witness thereof.

20.3      The minutes of the general meeting of shareholders shall be made available, on request, to the shareholders no later than three (3) months after the end of the meeting, after which the shareholders shall have the opportunity to react to the minutes in the following three (3) months. The minutes shall then be adopted in the manner as described in Article 20.2.

20.4      If an official notarial record is made of the business transacted at the meeting then minutes need not be drawn up and it shall suffice that the official notarial record be signed by the notary.

20.5      As a prerequisite to attending the meeting and, to the extent applicable, exercising voting rights, the shareholders and other persons entitled to attend the meeting shall be obliged to inform the board of directors in writing within the time frame mentioned in the convening notice. At the latest this notice must be received by the board of directors on the day mentioned in the convening notice.

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20.6      Shareholders and other persons entitled to attend the meetings may procure to be represented at any meeting by a proxy duly authorized in writing, provided they shall notify the company in writing of their wish to be represented at such time and place as shall be stated in the notice of the meetings. For the avoidance of doubt, such attorney is also authorized in writing if the proxy is documented electronically. The board of directors may determine further rules concerning the deposit of the powers of attorney; these shall be mentioned in the notice of the meeting.

20.7      The chairman of the meeting shall decide on the admittance to the meeting of persons other than those who are entitled to attend.

20.8      For each general meeting of shareholders, the board of directors may decide that shareholders and other persons entitled to attend the meeting shall be entitled to attend, address and exercise voting rights at such meeting through the use of electronic means of communication, provided that shareholders and other persons who participate in the meeting are capable of being identified through the electronic means of communication and have direct cognizance of the discussions at the meeting and the exercising of voting rights (if applicable). The board of directors may set requirements for the use of electronic means of communication and state these in the convening notice. Furthermore, the board of directors may for each general meeting of shareholders decide that votes cast by the use of electronic means of communication prior to the meeting and received by the board of directors shall be considered to be votes cast at the meeting. Such votes may not be cast prior to the Record Date. Whether the provision of the foregoing two sentences applies and the procedure for exercising the rights referred to in that sentence shall be stated in the notice.

20.9      Prior to being allowed admittance to a meeting, a shareholder and each other person entitled to attend the meeting, or their attorney, shall sign an attendance list, while stating his name and, to the extent applicable, the number of votes to which he is entitled. Each shareholder and other person attending a meeting by the use of electronic means of communication and identified in accordance with Article 20.8 shall be registered on the attendance list by the board of directors. In the event that it concerns an attorney of a shareholder or another person entitled to attend the meeting, the name(s) of the person(s) on whose behalf the attorney is acting, shall also be stated. The chairman of the meeting may decide that the attendance list must also be signed by other persons present at the meeting.

20.10    The chairman of the meeting may determine the time for which shareholders and others entitled to attend the general meeting of shareholders may speak if he considers this desirable with a view to the order by conduct of the meeting as well as other procedures that the chairman considers desirable for the efficient and orderly conduct of the business of the meeting.

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20.11    Every share (whether common or special voting) shall confer the right to cast one (1) vote.

Shares in respect of which the law determines that no votes may be cast shall be disregarded for the purposes of determining the proportion of shareholders voting, present or represented or the proportion of the share capital present or represented.

20.12    All resolutions shall be passed with an absolute majority of the votes validly cast unless otherwise specified herein.

Blank votes shall not be counted as votes cast.

20.13    All votes shall be cast in writing or electronically. The chairman of the meeting may, however, determine that voting by raising hands or in another manner shall be permitted.

20.14    Voting by acclamation shall be permitted if none of the shareholders present or represented objects.

20.15    No voting rights shall be exercised in the general meeting of shareholders for shares or depositary receipts thereof owned by the company or by a subsidiary. Pledgees and usufructuaries of shares owned by the company and its subsidiaries shall however not be excluded from exercising their voting rights, if the right of pledge or usufruct was created before the shares were owned by the company or a subsidiary. Neither the company nor any of its subsidiaries may exercise voting rights for shares in respect of which it holds a right of pledge or usufruct.

20.16    Without prejudice to the other provisions of this Article 20, the company shall determine for each resolution passed:

(a)         the number of shares on which valid votes have been cast;

(b)         the percentage that the number of shares as referred to under (a) represents in the issued share capital;

(c)         the aggregate number of votes validly cast; and

(d)         the aggregate number of votes cast in favour of and against a resolution, as well as the number of abstentions.

21.        Audit

21.1      The general meeting of shareholders shall appoint an accountant to examine the annual accounts drawn up by the board of directors, to report thereon to the board of directors, and to express an opinion with regard thereto.

21.2      If the general meeting of shareholders fails to appoint the accountant as referred to in Article 21.1, this appointment shall be made by the board of directors.

21.3      To the extent permitted by law, the appointment provided for in Article 21.1 may be cancelled by the general meeting of shareholders and if the appointment has been made by the board of directors, by the board of directors.

21.4      The accountant may be questioned by the general meeting of shareholders in relation to the accountant’s statement on the fairness of the annual accounts. The accountant shall therefore be invited to attend the general meeting of shareholders convened for the adoption of the annual accounts.

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21.5      The accountant shall, in any event, attend the meeting of the board of directors at which the report of the accountant is discussed, and at which the annual accounts are to be approved.

22.        Financial year, annual accounts and distribution of profits

22.1      The financial year of the company shall coincide with the calendar year.

22.2      The board of directors shall annually close the books of the company as at the last day of every financial year and shall within four (4) months thereafter draw up annual accounts consisting of a balance sheet, a profit and loss account and explanatory notes. Within such four (4) month period the board of directors shall publish the annual accounts, including the accountant’s certificate, the annual report and any other information that would need to be made public in accordance with the applicable provisions of law and the requirements of any stock exchange on which common shares are listed.

22.3      The company shall publish its annual accounts and annual report and the other documents referred to in Section 2:392 of the Dutch Civil Code in the English language and in accordance with Section 2:394 of the Dutch Civil Code.

22.4      If the activity of the company or the international structure of its group justifies the same as determined by the board of directors, its annual accounts or its consolidated accounts may be prepared in a foreign currency.

22.5      The broad outline of the corporate governance structure of the company shall be explained in a separate chapter of the annual report. In the explanatory notes to the annual accounts the company shall state, in addition to the information to be included pursuant to Section 2:383d of the Dutch Civil Code, the value of the options granted to the executive directors and employees and shall indicate how this value is determined.

22.6      The annual accounts shall be signed by all the directors; should any signature be missing, then this shall be mentioned in the annual accounts, stating the reason.

22.7      The company shall ensure that the annual accounts, the annual report and the other data referred to in Article 22.2 and the statements are available at its office as from the date on which the general meeting of shareholders at which they are intended to be dealt with is called, as well as on the website of the company. The shareholders and those entitled to attend general meetings of shareholders shall be permitted to inspect these documents at the company’s office and to obtain copies thereof free of charge.

22.8      The general meeting of shareholders shall adopt the annual accounts.

22.9      At the general meeting of shareholders at which it is resolved to adopt the annual accounts, a proposal concerning release of the directors from liability for their respective duties, insofar as the exercise of such duties is reflected in the annual accounts or otherwise disclosed to the general meeting of shareholders prior to the adoption of the annual accounts, shall be brought up separately for discussion. The scope of any such release from liability shall be subject to limitations by virtue of the law.

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23.        Reserves and profits

23.1      The company shall maintain a special capital reserve to be credited against the share premium exclusively for the purpose of facilitating any issuance or cancellation of special voting shares. The special voting shares shall not carry any entitlement to the balance of the special capital reserve. The board of directors shall be authorized to resolve upon (i) any distribution out of the special capital reserve to pay up special voting shares or (ii) re-allocation of amounts to credit or debit the special capital reserve against or in favour of the share premium reserve.

23.2      The company shall maintain a separate dividend reserve for the special voting shares. The special voting shares shall not carry any entitlement to any other reserve of the company. Any distribution out of the special voting rights dividend reserve or the partial or full release of such reserve will require a prior proposal from the board of directors and a subsequent resolution of the meeting of holders of special voting shares.

23.3      From the profits, shown in the annual accounts, as adopted, such amounts shall be reserved as the board of directors may determine.

23.4      The profits remaining thereafter shall first be applied to allocate and add to the special voting shares dividend reserve an amount equal to one percent (1%) of the aggregate nominal value of all outstanding special voting shares. The calculation of the amount to be allocated and added to the special voting shares dividend reserve shall occur on a time-proportionate basis. If special voting shares are issued during the financial year to which the allocation and addition pertains, then the amount to be allocated and added to the special voting shares dividend reserve in respect of these newly issued special voting shares shall be calculated as from the date on which such special voting shares were issued until the last day of the financial year concerned. The special voting shares shall not carry any other entitlement to the profits.

23.5      Any profits remaining thereafter shall be at the disposal of the general meeting of shareholders for distribution of profits on the common shares only, subject to the provision of Article 23.8.

23.6      Subject to a prior proposal of the board of directors, the general meeting of shareholders may declare and pay distributions of profits and other distributions in United States Dollars. Furthermore, subject to the approval of the general meeting of shareholders and the board of directors having been designated as the body competent to pass a resolution for the issuance of shares in accordance with Article 6, the board of directors may decide that a distribution shall be made in the form of shares or that shareholders shall be given the option to receive a distribution either in cash or in the form of shares.

23.7      The company shall only have power to make distributions to shareholders and other persons entitled to distributable profits to the extent the company’s equity exceeds the sum of the paid in and called up part of the share capital and the reserves that must be maintained pursuant to Dutch law and these Articles of Association. No distribution of profits or other distributions may be made to the company itself for shares that the company holds in its own share capital.

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23.8      The distribution of profits shall be made after the adoption of the annual accounts, from which it appears that the same is permitted.

23.9      The board of directors shall have power to declare one or more interim distributions of profits, provided that the requirements of Article 23.7 are duly observed as evidenced by an interim statement of assets and liabilities as referred to in Section 2:105 paragraph 4 of the Dutch Civil Code and provided further that the policy of the company on additions to reserves and distributions of profits is duly observed. The provisions of Articles 23.2 and 23.3 shall apply mutatis mutandis.

23.10    The board of directors may determine that distributions are made from the company’s share premium reserve or from any other reserve, provided that payments from reserves may only be made to the shareholders that are entitled to the relevant reserve upon the dissolution of the company.

23.11    Distributions of profits and other distributions shall be made payable in the manner and at such date(s) - within four (4) weeks after declaration thereof -and notice thereof shall be given, as the general meeting of shareholders, or in the case of interim distributions of profits, the board of directors shall determine.

23.12    Distributions of profits and other distributions, which have not been collected within five (5) years and one (1) day after the same have become payable, shall become the property of the company.

24.        Amendment of the Articles of Association

A resolution to amend these Articles of Association can only be passed by a general meeting of shareholders pursuant to a prior proposal of the board of directors. A majority of at least two-thirds of the votes cast shall be required if less than one half of the issued share capital is present or represented at the meeting.

25.        Dissolution and winding-up

25.1      A resolution to dissolve the company can only be passed by a general meeting of shareholders pursuant to a prior proposal of the board of directors. A majority of at least two-thirds of the votes cast shall be required if less than one half of the issued share capital is present or represented at the meeting. In the event a resolution is passed to dissolve the company, the directors shall become liquidators (vereffenaars) of the dissolved company’s property, unless the general meeting of shareholders resolves otherwise.

25.2      The general meeting of shareholders shall appoint and decide on the remuneration of the liquidators.

25.3      Until the winding-up of the company has been completed, these Articles of Association shall to the extent possible, remain in full force and effect.

25.4      Whatever remains of the company’s equity after all its debts have been discharged:

(a)         shall first be applied to distribute the aggregate balance of share premium reserves and other reserves than the special voting shares dividend reserve of the company to the holders of common shares in proportion to the aggregate nominal value of the common shares held by each of them;

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(b)         secondly, from any balance remaining, an amount equal to the aggregate amount of the nominal value of the common shares will be distributed to the holders of common shares in proportion to the aggregate nominal value of common shares held by each of them;

(c)         thirdly, from any balance remaining, an amount equal to the aggregate amount of the special voting shares dividend reserve will be distributed to the holders of special voting shares in proportion to the aggregate nominal value of the special voting shares held by each of them;

(d)         fourthly, from any balance remaining, the aggregate amount of the nominal value of the special voting shares will be distributed to the holders of special voting shares in proportion to the aggregate nominal value of the special voting shares held by each of them; and

(e)         lastly, the balance remaining will be distributed to the holders of the common shares in proportion to the aggregate nominal value of common shares held by each of them.

25.5      After the company has ceased to exist the books and records of the company shall remain in the custody of the person designated for that purpose by the liquidators for the period provided by law.

25.6      In addition, the liquidation shall be subject to the relevant provisions of Book 2, Title 1, of the Dutch Civil Code.

Final provisions

Finally, the person appearing declared that:

(a)         subject amendment shall come into effect at the moment that the cross-border merger between the Company and Fiat S.p.A. (Cross-Border Merger) becomes effective, being on the twelfth day of October two thousand fourteen, whereby one billion one hundred sixty-seven million one hundred eighty-one thousand two hundred fifty-five (1,167,181,255) additional common shares, with a nominal value of one eurocent (EUR 0.01) each, are granted;

(b)         the general meeting of shareholders resolved on the tenth day of October two thousand fourteen, under the condition precedent that the Cross-Border Merger becomes effective, to issue four hundred eight million nine hundred forty-one thousand seven hundred sixty-seven (408,941,767) special voting shares to those shareholders eligible to hold special voting shares pursuant and subject to the Initial Allocation Procedures and Article 5.1, and that therefore in deviation from (a) above, the authority of the board of directors to issue shares pursuant to Article 6.1 shall only commence immediately after this resolution becomes effective; and

(c)         at the time the foregoing amendment of the articles of association takes effect, the issued capital of the Company equals twelve million twenty-one thousand eight hundred twelve euro and fifty-five eurocent (EUR 12,021,812.55), divided into one billion two hundred two million one hundred eighty-one thousand two hundred fifty-five (1,202,181,255) common shares with a nominal value of one eurocent (EUR 0.01) each.

End

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The person appearing is known to me, civil law notary.

This deed was executed in Amsterdam, the Netherlands, on the date stated in the first paragraph of this deed. The contents of the deed have been stated and clarified to the person appearing. The person appearing has declared not to wish the deed to be fully read out, to have noted the contents of the deed timely before its execution and to agree with the contents. After limited reading, this deed was signed first by the person appearing and thereafter by me, civil law notary.

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NOTE ABOUT TRANSLATION

This is a fair English translation of the deed of amendment to the articles of association of:

Fiat Investments N.V. (new name: Fiat Chrysler Automobiles N.V.), having its official seat in Amsterdam, the Netherlands (Company).

The Company is a public company (naamloze vennootschap) under the laws of the Netherlands. The Company has its registered office address at 240 Bath Road, Fiat House, SL1 4 DX Slough, United Kingdom, registered with the Dutch trade register under number 60372958.

In preparing the English translation of the deed of amendment to the articles of association of the Company, an attempt has been made to translate as literally as possible without jeopardizing the overall continuity of the text. Inevitably, however, differences may occur in translation, and if they do, the official Dutch text will by law govern, provided that the definitions in Article 1 are in their alphabetical order in English, while the Dutch document will show these definitions in their alphabetical order in Dutch. In this translation, Dutch legal concepts are expressed in English terms and not in their original Dutch terms; the concepts concerned may not be identical to concepts described by the English terms as such terms may be understood under the laws of other jurisdictions.

Loyens & Loeff N.V.

ANNEX B

Current articles of association Interim One B.V.

demerger proposal – voorstel tot splitsing

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RvB/RJB/5159947 /40068902

#20944566

Execution copy

INCORPORATION

(Interim One B.V.)

This twenty-fourth day of February two thousand sixteen, there appeared before me, Rudolf van Bork, civil law notary officiating in Amsterdam, the Netherlands:

Miranda van Es, born in Bergen op Zoom, the Netherlands, on the twenty-seventh day of November nineteen hundred and eighty-one, employed at Fred. Roeskestraat 100, 1076 ED Amsterdam, the Netherlands, in this respect acting as authorised representative in writing of:

Stichting FCA, a foundation (stichting) under Dutch law, having its official seat (zetel) in the municipality of Amsterdam, the Netherlands, and its registered office address at Singaporestraat 92-100, 1175 RA Lijnden, the Netherlands, registered with the Dutch trade register under number 64053938 (Incorporator).

Power of Attorney

The authorisation of the person appearing is evidenced by one (1) written power of attorney, a copy of which shall be attached to this deed (Annex).

The person appearing declared the following:

the Incorporator hereby incorporates a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) under Dutch law (Company), with the following articles of association.

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ARTICLES OF ASSOCIATION:
1 Definitions

1.1        In these Articles of Association the following words shall have the following meanings:

Articles of Association: these articles of association;

Board: the board of directors of the Company, consisting of one or more executive members and one or more non-executive members;

Common Share: a common share in the capital of the Company;

Company: the company of which the internal organisation is governed by these Articles of Association;

Company Body: the Board or the General Meeting;

General Meeting: the general meeting of the Company;

Incorporator Share: the incorporator share in the capital of the Company;

Inability: inability (belet) as referred to in Section 2:244 subsection 4 of the Dutch Civil Code, including the event that the relevant person claims inability for a certain period of time in writing;

in writing: by letter, telecopier, e-mail, or by a legible and reproducible message otherwise electronically sent, provided that the identity of the sender can be sufficiently established;

Share: a share in the capital of the Company, unless the contrary is apparent, this shall include each Common Share, each Special Voting Share and the Incorporator Share;

Shareholder: a holder of one or more Shares, unless the contrary is apparent, this shall include each holder of Common Shares, each holder of Special Voting Shares and the holder of the Incorporator Share;

Special Voting Share: a special voting share in the capital of the Company;

Transferees: has the meaning assigned thereto in Article 9.4;

Transferor: has the meaning assigned thereto in Article 9.2.

1.2        References to Articles shall be deemed to refer to articles of these Articles of Association, unless the contrary is apparent.

2            Name and official seat

2.1        The Company’s name is:

Interim One B.V.

2.2        The official seat of the Company is in Amsterdam, the Netherlands.

3            Objects

The objects of the Company are:

(a)         to incorporate, to participate in any way whatsoever in, to manage, to supervise businesses and companies;

(b)         to finance businesses and companies;

(c)         to borrow, to lend and to raise funds, including the issue of bonds, promissory notes or other securities or evidence of indebtedness as well as to enter into agreements in connection with aforementioned activities;

(d)         to render advice and services to businesses and companies with which the Company forms a group and to third parties;

(e)         to grant guarantees, to bind the Company and to pledge its assets for obligations of the Company, group companies and/or third parties;

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(f) to acquire, alienate, manage and exploit registered property and items of property in general;
(g) to trade in currencies, securities and items of property in general;
(h) to develop and trade in patents, trade marks, licenses, know-how and other intellectual and industrial property rights;

(i)          to perform any and all activities of an industrial, financial or commercial nature, and to do all that is connected therewith or may be conducive thereto, all to be interpreted in the broadest sense.

4 Capital
4.1 The Company has Common Shares, Special Voting Shares and an Incorporator Share.
4.2 The nominal value of each Share equals one eurocent (EUR 0.01).
4.3 All Shares shall be registered. No share certificates shall be issued.
5 Register
5.1 The Board shall appoint a registrar who shall keep a register with the names and addresses of all Shareholders and usufructuaries. All Shares shall be registered as such in the register.
5.2 The name and address of a Shareholder or usufructuary shall be included in the register upon the request of such Shareholder or usufructuary.
5.3 The registrar shall be authorized to keep the register in electronic form.
6 Issuance of Shares
6.1 Shares shall be issued pursuant to a resolution of the Board.
6.2 A resolution to issue Shares shall stipulate the issue price and the other conditions.
6.3 Upon issuance of Shares, Shareholders shall not have a right of pre-emption.

6.4        The provisions of this Article 6 shall apply by analogy to the granting of rights to subscribe for Shares, but shall not apply to the issuance of Shares to a person exercising a right to subscribe for Shares previously granted.

6.5        The issue of a Share shall require a notarial deed, to be executed for that purpose before a civil law notary registered in the Netherlands, to which deed those involved in the issuance shall be parties.

6.6 The full nominal value of each Share must be paid in upon issuance.
7 Own Shares and reduction of the issued capital
7.1 Fully paid in Shares shall be acquired pursuant to a resolution of the Board.
7.2 The General Meeting may resolve to reduce the Company’s issued capital.
7.3 The General Meeting may resolve to cancel one or more Shares with repayment of the nominal value without the consent of the relevant Shareholders.

7.4        The provisions of Section 2:216 subsections 2 through 4 of the Dutch Civil Code shall apply mutatis mutandis to a resolution to reduce the issued capital of the Company with repayment in respect of the Shares. A repayment or release from an obligation to pay up within the meaning of this Article 7 shall only be permitted to the extent that the amount of the Company’s equity exceeds the reserves that must be maintained pursuant to law or these Articles of Association.

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8            Transfer of Shares

8.1        The transfer of a Share shall require a notarial deed, to be executed for that purpose before a civil law notary registered in the Netherlands, to which deed those involved in the transfer shall be parties.

8.2        Unless the Company itself is party to the legal act, the rights attributable to any Share can only be exercised after the Company has acknowledged said transfer or said deed has been served upon it in accordance with the provisions of the law.

9            Blocking clause (approval Board)

9.1        A transfer of one or more Shares can only be effected with due observance of the provisions set out in this Article 9, unless (i) all Shareholders have approved the contemplated transfer in writing, which approval shall then be valid for a period of three months, or (ii) the Shareholder concerned is obliged by law to transfer his Shares to a former Shareholder or (iii) it concerns the acquiring of fully paid in own Shares for a consideration.

9.2        A Shareholder wishing to transfer one or more of his Shares (Transferor) shall require the approval of the Board for such transfer. The request for approval shall be made by the Transferor by means of a written notification to the Board, stating the number of Shares he wishes to transfer and the person or persons to whom the Transferor wishes to transfer such Shares. The Board shall be obliged to convene and to hold a meeting to discuss the request for approval within six weeks from the date of receipt of the request. The contents of such request shall be stated in the convocation.

9.3        The Transferor may transfer the total number of Shares to which the request relates, and not part thereof, to the person or persons named in the request within a period of three months after the Board granted the approval requested.

9.4        If:

(a)         the Board does not adopt a resolution regarding the request for approval within six weeks after the request has been received by the Board; or

(b)         the approval has been refused without the Board having informed the Transferor, at the same time as the refusal, of one or more transferees that wish to purchase all the Shares to which the request for approval relates for payment in cash (Transferees), the approval requested shall be considered to have been granted, in the event mentioned under (a), on the final day of the six week period mentioned under (a).

9.5        The Shares to which the request for approval relates can be purchased by the Transferees at a price to be mutually agreed between the Transferor and the Transferees or by one or more experts jointly appointed by them. If they do not reach agreement on the price or the expert or experts, as the case may be, the price shall be determined by three independent experts, one to be appointed by the Transferor, one to be appointed by the Transferee or Transferees and the third one to be jointly appointed by the experts thus appointed. The appointed experts shall be authorised to inspect all books and records of the Company and to obtain all such information as will be useful to them in determining the price.

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9.6        Within one month of the price being determined, the Transferees must give notice to the Board of the number of Shares to which the request for approval relates they wish to purchase. A Transferee who fails to submit notice within said term shall no longer be regarded as a Transferee. Once the notice mentioned in the preceding sentence has been given, a Transferee can only withdraw with the consent of the other Transferees.

9.7        The Transferor may withdraw within one month after the day of being informed to which Transferee or Transferees all the Shares to which the request for approval relates can be sold and at what price. The Transferor is obliged to cooperate with the transfer of the Shares within two weeks after lapse of that term. If the Transferor does not withdraw timely, and does not meet his obligation to transfer within the said term, the Company shall be irrevocably authorised to transfer the Shares to the Transferee or Transferees. If the Board proceeds with such transfer, it shall immediately give notice thereof to the Shareholder concerned. If the Company effectuates the transfer, the Company is entitled to accept the purchase price on behalf of the party entitled thereto, under the obligation to forward the purchase price to such party, after deduction of the expenses chargeable to such party, as soon as possible but at the latest ten (10) business days after receipt of the bank account number designated by such party for this purpose.

9.8        All notifications and notices referred to in this Article 9 shall be made by certified mail or against acknowledgement of receipt.

9.9        All costs of the appointment of the expert or experts, as the case may be, and their determination of the price, shall be borne by:

(a)         the Transferor if he withdraws;

(b)         the Transferor for one half and the buyers for the other half, provided that if the Shares are purchased by one or more Transferees, each buyer shall contribute to such costs in proportion to the number of Shares purchased by that buyer;

(c)         the Company, in cases not provided for under (a) or (b).

9.10      The preceding provisions of this Article 9 shall apply by analogy to rights to subscribe for Shares and rights of pre-emption.

10          Pledge and usufruct

10.1      The provisions of Article 8 shall apply by analogy to the pledging of Shares and to the creation or transfer of a usufruct in Shares.

10.2      The voting rights attributable to a Share may not be assigned to the pledgee or the usufructuary.

10.3      Pledgees and usufructuaries cannot be granted the rights designated by law to holders of depositary receipts of Shares to which meeting right is attached.

11          Board members

11.1      The Board shall consist of two or more members. The number of Board members shall be determined by the General Meeting with due regard of such minimum.

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11.2      The Board shall consist of one or more executive Board members and one or more non-executive Board members. The aforementioned distinction implies at least that the executive Board members shall in particular be entrusted with the day-to-day management of the Company and the enterprise connected with it and that the non-executive Board members shall have the duty of supervising the Board members performing their duties. This last duty cannot be deprived from the non-executive Board members by means of an allocation of duties. Both individuals and legal entities can be executive Board members. Non-executive Board members are individuals.

11.3      Board members are appointed by the General Meeting. Upon appointment the General Meeting determines whether the Board member shall be appointed as an executive Board member or as a non-executive Board member.

11.4      The General Meeting may grant the title of Chief Executive Officer (“CEO”) to one of the executive Board members. The Board may designate a chairman from among its non-executive members.

11.5      A Board member may be suspended or dismissed by the General Meeting at any time. An executive Board member may also be suspended by the Board. A suspension by the Board may be discontinued at any time by the General Meeting.

11.6      The authority to establish a remuneration and other conditions of employment for Board members is vested in the General Meeting.

12          Duties and decision-making of the Board and allocation of duties

12.1      The Board shall be entrusted with the management of the Company. In performing their duties the Board members shall act in accordance with the interests of the Company and the enterprise connected with it.

12.2      Each Board member may cast one vote in the Board.

12.3      All resolutions of the Board shall be adopted by more than half of the votes cast.

12.4      Meetings of the Board may be held by means of an assembly of its members in person at a formal meeting or by conference call, video conference or by any other means of communication, provided that all members of the Board participating in such meeting are able to communicate with each other simultaneously. Participation in a meeting held in any of the above ways shall constitute presence at such meeting.

12.5      Board resolutions may be adopted outside of a meeting, in writing or otherwise, provided that the proposal concerned is submitted to all Board members then in office and none of them objects to this manner of adopting resolutions.

12.6      The Board may establish rules regarding its decision-making process and working methods. In this context, the Board may also determine the duties for which each Board member in particular shall be responsible. In doing so, the Board is not allowed to deviate from the allocation of duties for executive and non-executive Board members as described in Article 11.2. In conformity with the stipulations of Section 2:239a paragraph 3 of the Dutch Civil Code the Board may draft regulations which determine that one or more Board members can make legally valid decisions concerning matters belonging to their duties.

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12.7      A Board member shall not participate in deliberations and the decision-making process in the event of a direct or indirect personal conflict of interest between that Board member and the Company and the enterprise connected with it. If there is such a personal conflict of interest in respect of all Board members, the preceding sentence does not apply and the Board shall maintain its authority.

13          Approval of Board resolutions

13.1      The General Meeting may not require Board resolutions to be subject to its approval.

13.2      The Board may enter into the legal acts referred in Section 2:204 of the Dutch Civil Code without the prior approval of the General Meeting.

14          Representation

14.1      The Company shall be represented by the Board. Each executive Board member individually shall also be authorised to represent the Company.

14.2      The Board may appoint officers with general or limited power to represent the Company. Each officer shall be competent to represent the Company, subject to the restrictions imposed on him. The Board shall determine each officer’s title. Such officers may be registered at the Dutch trade register, indicating the scope of their power to represent the Company.

15          Vacancy or Inability of the Board members

15.1      If the seat of an executive Board member is vacant (ontstentenis) or upon the Inability of an executive Board member, the remaining executive Board members or member shall temporarily be entrusted with the executive management of the Company. If the seats of all executive Board members are vacant or upon Inability of all executive Board members or the sole executive Board member, as the case may be, the executive management of the Company shall temporarily be entrusted to the non-executive Board members, with the authority to temporarily entrust the executive management of the Company to one or more non-executive Board members and/or one or more other persons.

15.2      If the seat of a non-executive Board member is vacant or upon Inability of a non-executive Board member, the remaining non-executive Board members or member shall temporarily be entrusted with the performance of the duties and the exercise of the authorities of that non-executive Board member. If the seats of all non-executive Board members are vacant or upon Inability of all non-executive Board members or the sole non-executive Board member, as the case may be, the General Meeting shall be authorised to temporarily entrust the performance of the duties and the exercise of the authorities of non-executive Board members to one or more other individuals.

16          Indemnity

16.1      The Company shall indemnify any and all of its Board members, officers, former Board members, former officers and any person who may have served at its request as a Board member or officer of another company in which it owns shares or of which it is a creditor, who were or are made a party or are threatened to be made a party to or are involved in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative,

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arbitrative or investigative (each a Proceeding), or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding, against any and all liabilities, damages, reasonable and documented expenses (including reasonably incurred and substantiated attorneys’ fees), financial effects of judgments, fines, penalties (including excise and similar taxes and punitive damages) and amounts paid in settlement in connection with such Proceeding by any of them. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled otherwise.

16.2      Indemnification under this Article 16 shall continue as to any person who has ceased to serve in the capacity which initially entitled such person to indemnity under Article 16.1 related to and arising from such person’s activities while acting in such capacity. No amendment, modification or repeal of this Article 16 shall have the effect of limiting or denying any such rights with respect to actions taken or Proceedings arising prior to any such amendment, modification or repeal.

16.3      Notwithstanding Article 16.1 hereof, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall be adjudged to be liable for gross negligence or wilful misconduct in the performance of such person’s duty to the Company.

16.4      The right to indemnification conferred in this Article 16 shall include a right to be paid or reimbursed by the Company for any and all reasonable and documented expenses incurred by any person entitled to be indemnified under this Article 16 who was, or is threatened, to be made a named defendant or respondent in a Proceeding in advance of the final disposition of the Proceeding and without any determination as to such person’s ultimate entitlement to indemnification; provided, however, that such person shall undertake to repay all amounts so advanced if it shall ultimately be determined that such person is not entitled to be indemnified under this Article 16.

17          Financial year and annual accounts

17.1      The Company’s financial year shall be the calendar year.

17.2      Annually, not later than five months after the end of the financial year, unless by reason of special circumstances this period is extended by the General Meeting by not more than five months, the Board shall prepare annual accounts and deposit the same for inspection by the Shareholders at the Company’s office.

17.3      Within the same period, the Board shall also deposit the management report for inspection by the Shareholders.

17.4      The annual accounts shall consist of a balance sheet, a profit and loss account and explanatory notes and the consolidated annual accounts if the Company prepares consolidated annual accounts.

17.5      The annual accounts shall be signed by the Board members. If the signature of one or more of them is missing, this shall be stated and reasons for this omission shall be given.

17.6      The Company may, and if the law so requires shall, appoint an accountant to audit the annual accounts. Such appointment shall be made by the General Meeting.

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17.7      The General Meeting shall adopt the annual accounts. Signing of the annual accounts by the Board members does not constitute as adoption by the General Meeting, not even when each Shareholder is also a Board member.

17.8      The General Meeting may grant full or limited discharge to the Board members for the management pursued.

17.9      The preceding provisions of this Article 17 shall not apply if Section 2:395a, Section 2:396 or Section 2:403 of the Dutch Civil Code applies to the Company and states otherwise.

18          Profits and distributions

18.1      The Board has the authority to allocate the profits determined by adoption of the annual accounts. If the Board does not adopt a resolution regarding the allocation of the profits prior to or at the latest immediately after the adoption of the annual accounts, the profits will be reserved.

18.2      The holder of the Incorporator Share shall be entitled to one eurocent (EUR 0.01) of the profits, as determined by adoption of the annual accounts, first and only. Secondly, the joint holders of Special Voting Shares shall be entitled to an amount equal to one percent (1%) of the aggregate nominal value of the Special Voting Shares. Any profits remaining shall accrue to the holders of the Common Shares.

18.3      The Board has the authority to make distributions. If the Company is required by law to maintain reserves, this authority only applies to the extent that the equity exceeds these reserves. The Board may not resolve to make distributions if it knows or reasonably should expect that after the distribution, the Company will be unable to continue the payment of its due debts.

19          General Meetings

19.1      At least one General Meeting, the annual General Meeting, shall be held or at least once a decision shall be made in accordance with Article 25 during each financial year.

19.2      Other General Meetings shall be held as often as the Board deems such necessary.

19.3      One or more Shareholders representing individually or jointly at least one per cent (1%) of the Company’s issued capital may request the Board in writing to convene a General Meeting, stating specifically the subjects to be discussed. If the Board has taken insufficient action such that the meeting cannot be held within four weeks after receipt of the request, the applicants shall be authorised to convene a meeting themselves.

20          Notice and venue of meetings

20.1      Notice of General Meetings shall be given by the Board. Notice of General Meetings may also be given by Shareholders, representing in the aggregate at least half of the Company’s issued capital.

20.2      Notice of the meeting shall be given at least eight days before the day of the meeting.

20.3      The notice of the meeting shall specify the subjects to be discussed.

10

20.4      A subject for discussion of which discussion has been requested in writing not later than thirty days before the day of the meeting by one or more Shareholders who individually or jointly represent at least one per cent (1%) of the Company’s issued capital, shall be included in the notice or shall be notified in the same way as the other subjects for discussion, provided that no important interest (zwaarwichtig belang) of the Company dictates otherwise.

20.5      The notice of the meeting shall be sent by letters to the addresses of the Shareholders, shown in the register referred to in Article 5. Shareholders may be sent notice of the meeting by means of a legible and reproducible message electronically sent to the address stated by them for this purpose to the Company.

20.6      General Meetings are held in Amsterdam or Haarlemmermeer (Schiphol Airport), the Netherlands. General Meetings may also be held elsewhere, provided that all Shareholders have consented to the place of the meeting and prior to the decision-making process, the Board members have been given the opportunity to render advice.

21          Admittance

21.1      Each Shareholder shall be entitled to attend any General Meeting, to address that meeting and to exercise his voting rights. Shareholders may be represented in a General Meeting by a proxy authorised in writing.

21.2      At a meeting, each Shareholder or his representative must sign the attendance list. The chairperson of the meeting may decide that the attendance list must also be signed by other persons present at the meeting.

21.3      The Board members shall have the right to give advice in the General Meetings.

21.4      The chairperson of the meeting shall decide on the admittance of other persons to the meeting.

22          Chairperson and secretary of the meeting

22.1      The chairperson of a General Meeting shall be appointed by the Board. Until such appointment is made, a Board member shall act as chairperson, or, if no Board member is present at the meeting, the eldest person present at the meeting shall act as chairperson.

22.2      The chairperson of the meeting shall appoint a secretary for the meeting.

23          Minutes and recording of Shareholders’ resolutions

23.1      The secretary of a General Meeting shall keep minutes of the proceedings at the meeting. The minutes shall be adopted by the chairperson and the secretary of the meeting and as evidence thereof shall be signed by them.

23.2      The Board shall keep record of all resolutions adopted by the General Meeting. If the Board is not represented at a meeting, the chairperson of the meeting or the chairperson’s representative shall ensure that the Board is provided with a transcript of the resolutions adopted, as soon as possible after the meeting. The records shall be deposited at the Company’s office for inspection by the Shareholders. Each of them shall be provided with a copy of or an extract from the records upon request.

24          Resolutions

24.1      Each Share confers the right to cast one vote.

11

24.2      To the extent that the law or these Articles of Association do not require a qualified majority, all resolutions of the General Meeting shall be adopted by more than half of the votes cast.

24.3      If there is a tie in voting, the proposal shall be deemed to have been rejected.

24.4      If the formalities for convening and holding of General Meetings, as prescribed by law or these Articles of Association, have not been complied with, valid resolutions by the General Meeting may only be adopted in a meeting if all Shareholders have consented to the decision-making process taking place and prior to the decision-making process, Board members have been given the opportunity to render advice.

24.5      No voting rights may be exercised in the General Meeting for any Share held by the Company or a subsidiary, nor for any Share for which the Company or a subsidiary holds the depositary receipts. The Company or a subsidiary may not exercise voting rights for a Share in which it holds a right of pledge or a usufruct.

25          Resolutions without holding meetings

25.1      Shareholders’ resolutions may also be adopted in a manner other than at a meeting, provided that all Shareholders have given consent to such decision-making process in writing. The votes shall be cast in writing. Prior to the adoption of resolutions, Board members shall be given the opportunity to render advice.

25.2      For the purposes of Article 25.1 the requirement of votes to be cast in writing shall also be met in case the resolution is recorded in writing or electronically, indicating the manner in which each vote is cast and such resolution is signed by all Shareholders.

25.3      As soon as the Board is acquainted with the resolution it shall keep record thereof and add such record to those referred to in Article 23.2.

26          Amendment of the Articles of Association

The General Meeting may resolve to amend these Articles of Association at the proposal of the Board. When a proposal to amend these Articles of Association is to be made at a General Meeting, this must be stated in the notice of such meeting. Simultaneously, a copy of the proposal, including the verbatim text thereof, shall be deposited and kept available at the Company’s office for inspection by the Shareholders, until the end of the meeting.

27          Dissolution and liquidation

27.1      The Company may be dissolved pursuant to a resolution to that effect by the General Meeting at the proposal of the Board. When a proposal to dissolve the Company is to be made at a General Meeting this must be stated in the notice of such meeting.

27.2      If the Company is dissolved pursuant to a resolution of the General Meeting, the Board members shall become liquidators of the dissolved Company’s property, unless the General Meeting determines otherwise.

27.3      During liquidation, to the extent possible the provisions of these Articles of Association shall continue to apply.

12

27.4      The liquidator of the Company is entitled to make liquidation distributions, whether final or in advance, to the holders of the Common Shares in kind or in cash. The liquidator is only entitled to make a liquidation distribution to the holder of the Incorporator Share in cash.

27.5      Of the balance remaining after payment of the debts of the dissolved Company first an amount of one eurocent (EUR 0.01) shall be transferred to the holder of the Incorporator Share. Any balance remaining shall be transferred to the holders of the Common Shares in proportion to the aggregate nominal value of the Common Shares held by each. For the avoidance of doubt, the holders of the Special Voting Shares shall have not entitlement to any liquidation balance whatsoever.

27.6      In addition, the liquidation shall be subject to the relevant provisions of Book 2, Title 1, of the Dutch Civil Code.

28          First financial year

The first financial year of the Company shall end on the thirty-first day of December two thousand sixteen. This Article 28 and its heading shall cease to exist after the end of the first financial year. Final statements

Finally, the person appearing has declared:

(a)         at incorporation, the issued capital of the Company equals one eurocent (EUR 0.01). At incorporation, the Incorporator Share with a nominal value of one eurocent (EUR 0.01) (Issued Share) is issued at par, which Issued Share is hereby subscribed for by the Incorporator.

The Issued Share shall be paid up in full immediately after incorporation, either in cash, by transfer to a bank account to be designated by the Company or by any other means to be agreed upon by the Company and the Incorporator. Payment in a different currency unit than the currency of the nominal value of the Issued Share is permitted; and

(b)         the first Board members are:

(i)        Fabio Spirito, born in Turin, Italy, on the seventh day of December nineteen hundred sixty-two (executive member); and

(ii)       Giorgio Fossati, born in Orbassano, Italy, on the twelfth day of March nineteen hundred sixty-one (non-executive member).

End

The person appearing is known to me, civil law notary.

This deed was executed in Amsterdam, the Netherlands, on the date stated in the first paragraph of this deed. The contents of the deed have been stated and clarified to the person appearing. The person appearing has declared not to wish the deed to be fully read out, to have noted the contents of the deed timely before its execution and to agree with the contents. After limited reading, this deed was signed first by the person appearing and thereafter by me, civil law notary.

13

NOTE ABOUT TRANSLATION:

This document is an English translation of a document prepared in Dutch, which deed will be executed in the Dutch language. In preparing this document, an attempt has been made to translate as literally as possible without jeopardizing the overall continuity of the text. The definitions in article 1.1 of this document are listed in the English alphabetical order which may differ from the Dutch alphabetical order. Inevitably, however, differences may occur in translation and if they do, the Dutch text will govern by law. In this translation, Dutch legal concepts are expressed in English terms and not in their original Dutch terms. The concepts concerned may not be identical to concepts described by the English terms as such terms may be understood under the laws of other jurisdictions.

Loyens & Loeff N.V.

ANNEX C

Auditor’s statement KPMG

Section 2:334aa paragraph 2 DCC

demerger proposal – voorstel tot splitsing

Independent auditor’s report

To: the Boards of Directors of Interim One B.V. and Fiat Chrysler Automobiles N.V.

We have read the accompanying proposal for demerger (hereinafter ‘Demerger Proposal’) dated 4 March 2016 of the following companies:

1	Fiat Chrysler Automobiles N.V., (hereinafter ‘Demerging company’) a public company under Dutch law, having its official seat in Amsterdam, the Netherlands, and its registered office address at 25 St. James’s Street, SW1A 1HA London, United Kingdom, registered with the Dutch trade register under number 60372958;

2	Interim One B.V. (hereinafter ‘Acquiring company’) a private limited liability company under Dutch law, having its official seat in Amsterdam, the Netherlands, and its registered office address at Via Nizza 250, I-10126, Turin, Italy, registered with the Dutch trade register under number 65437365.

Management’s responsibility

The companies’ Boards of Directors are responsible for the preparation of the Demerger Proposal.

Auditor’s responsibility

Our responsibility is to issue an auditor’s report on the reasonableness of the proposed share exchange ratio as included in the Demerger Proposal and on the value of the assets of the Demerging Company after the completion of the Demerger Proposal, as referred to in Section 2:334aa subsection 1 and subsection 2 of the Netherlands Civil Code. We have conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. This requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether:

1	the proposed share exchange ratio as included in the Demerger Proposal is reasonable; and

2	the value of the assets to be retained by the Demerging Company, as at 31 December 2015, date of its annual (not yet adopted) balance sheet, determined in accordance with valuation methods generally accepted in the Netherlands is at least equal to the paid-up and called-up part of the capital plus the reserves, which the Demerging Company must retain immediately after the demerger under the law and its articles of association.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1049753-16X00140850AVN

KPMG Accountants N.V., registered with the trade register in the Netherlands under number 33263683, is a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (‘KPMG

International’), a Swiss entity.

Opinion

In our opinion,

1	having considered the Demerger Proposal and documents attached thereto, the proposed share exchange ratio, is reasonable; and

2	the value of the assets to be retained by the Demerging Company as at 31 December 2015, date of its annual (not yet adopted) balance sheet, determined in accordance with valuation methods generally accepted in the Netherlands, is at least equal to the paid-up and called-up part of the capital plus the reserves, which the demerging company must retain immediately after the demerger under the law and its articles of association.

Restriction on use

This auditor’s report is solely intended to be used with respect to the aforementioned Demerger Proposal and therefore cannot be used for other purposes.

Amstelveen, 4 March 2016

KPMG Accountants N.V.

L.M.A.van Opzeeland RA

1049753-16X00140850AVN	2

ANNEX D1

Pro forma Interim One B.V.

ANNEX D2

Pro forma Fiat Chrysler Automobiles N.V.

demerger proposal – voorstel tot splitsing

UNAUDITED PRO FORMA CONDENSED INCOME STATEMENT

The following Unaudited Pro forma Condensed Income Statement of Interim One B.V. (the “Company”) for the year ended December 31, 2015 consists entirely of unaudited pro forma adjustments as the Company has been incorporated on February 24, 2016.

The Unaudited Pro Forma Condensed Income Statement has been prepared to reflect a transaction whereby the Company will acquire, by way of a legal demerger with Fiat Chrysler Automobiles N.V. (“FCA”) as the demerging company and Interim One B.V. as the acquiring company (the “Demerger”), the equity interest in RCS MediaGroup S.p.A. held by FCA at the moment the Demerger becomes effective. As at the date of the Demerger proposal the total number of shares held by FCA in RCS MediaGroup S.p.A. equals 87,327,360, being approximately 16.7% of the entire issued and outstanding share capital of RCS MediaGroup S.p.A.

The Unaudited Pro forma Condensed Income Statement has been prepared assuming that the Demerger had occurred on January 1, 2015.

The Unaudited Pro Forma Condensed Income Statement does not purport to represent what the actual results of operations would have been if the Demerger had actually occurred on January 1, 2015, nor is it necessarily indicative of future consolidated results of operations or financial condition. The Unaudited Pro Forma Condensed Income Statement is presented for informational purposes only and reflect adjustments to give effect to pro forma events that are (1) directly attributable to the Demerger, (2) factually supportable, and (3) expected to have a continuing impact on the financial results.

All unaudited pro forma adjustments and their underlying assumptions are described more fully in the footnotes to the Unaudited Pro Forma Condensed Income Statement.

1

Unaudited Pro Forma Condensed Income Statement for the year ended December 31, 2015

(€ million)	Unaudited Pro Forma Condensed Income Statement for the year ended December 31, 2015

Net Profit/(loss)	-
Share in the net profit/(loss) of RCS MediaGroup S.p.A.	(24) (A)

Pro Forma Net Profit/(loss)	(24)

Notes to the Unaudited Pro Forma Condensed Income Statement

(A) Share in the net profit/(loss) of RCS MediaGroup S.p.A.

This row reflects the share in the net losses of RCS MediaGroup S.p.A. for the year ended December 31, 2015 in the amount recognized in the audited Consolidated Income Statement of FCA for the year ended December 31, 2015. No tax impact is recognized on the share of net losses of RCS MediaGroup S.p.A. given the gain and losses on the equity investments are substantially tax neutral, based on the participation exemption regime applicable to the Company. Consequently no adjustments for income tax are included in the pro-forma.

2

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT

The following Unaudited Pro Forma Condensed Consolidated Income Statement of Fiat Chrysler Automobiles N.V. (FCA) for the year ended December 31, 2015 has been prepared by applying unaudited pro forma adjustments to the Consolidated Income Statement for the year ended December 31, 2015.

The Unaudited Pro Forma Condensed Consolidated Income Statement has been prepared to reflect a transaction whereby Interim One B.V. will acquire, by way of a legal demerger, with FCA as the demerging company and Interim One B.V. as the acquiring company (the “Demerger”), the equity interest in RCS MediaGroup S.p.A. held by FCA at the moment the Demerger becomes effective. As at the date of the Demerger proposal the total number of shares held by FCA in RCS MediaGroup S.p.A. equals 87,327,360, being approximately 16.7% of the entire issued and outstanding share capital of RCS MediaGroup S.p.A.

The Unaudited Pro forma Condensed Consolidated Income Statement has been prepared assuming that the Demerger had occurred on January 1, 2015.

The Unaudited Pro Forma Condensed Consolidated Income Statement does not purport to represent what the actual results of operations would have been if the Demerger had actually occurred on January 1, 2015, nor is it necessarily indicative of future consolidated results of operations or financial condition. The Unaudited Pro Forma Condensed Consolidated Income Statement is presented for informational purposes only and reflect adjustments to give effect to pro forma events that are (1) directly attributable to the Demerger, (2) factually supportable, and (3) expected to have a continuing impact on the financial results.

All unaudited pro forma adjustments and their underlying assumptions are described more fully in the footnotes to the Unaudited Pro Forma Condensed Consolidated Income Statement.

1

Unaudited Pro Forma Condensed Consolidated Income Statement for the year ended December 31, 2015

(€ million)	Historical FCA for the year ended December 31, 2015 (A)	RCS MediaGroup SpA spin-off - Unaudited Pro Forma adjustments (B)	Unaudited Pro Forma FCA for the year ended December 31, 2015
Net revenues	110,595		110,595
Cost of sales	97,620		97,620
Selling, general and administrative costs	7,728		7,728
Research and development costs	2,864		2,864
Result from investments	143	24	167
Restructuring costs	53		53
Other income/(expenses)	152		152

EBIT	2,625	24	2,649

Net financial expenses	2,366		2,366

Profit before taxes	259	24	283
Tax expense/(benefit)	166		166

Net profit from continuing operations	93	24	117
Profit from discontinued operations, net of tax	284		284

Net profit	377	24	401

Net profit attributable to:
Owners of the parent	334	24	358
Non-controlling interests	43		43

Profit from continuing operations attributable to:
Owners of the parent	83	24	107
Non-controlling interests	10		10

Earnings per share:
Basic earnings per ordinary share (in €)	0.221	0.016	0.237
Diluted earnings per ordinary share (in €)	0.221	0.016	0.237

Earnings per share for profit from continuing operations:
Basic earnings per ordinary share (in €)	0.055	0.016	0.071
Diluted earnings per ordinary share (in €)	0.055	0.016	0.071

Weighted average number of shares outstanding	1,510,555	1,510,555
Weighted average number of shares for diluted earnings per share	1,514,007	1,514,007

See accompanying Notes to the Unaudited Pro Forma Condensed Consolidated Income Statement

2

Notes to the Unaudited Pro Forma Condensed Consolidated Income Statement

(A) FCA Historical Condensed Consolidated Income Statement for the year ended December 31, 2015

This column includes FCA’s Consolidated Income Statement for the year ended December 31, 2015, as derived from the audited Consolidated Financial Statements.

(B) RCS MediaGroup S.p.A. spin-off - Unaudited Pro Forma adjustments

This row reflects the elimination of the share in the net loss of RCS MediaGroup S.p.A. for the year ended December 31, 2015 in the amount recognized in the audited Consolidated Income Statement of FCA for the year ended December 31, 2015. No tax impact was recognized by FCA on the share of losses of RCS MediaGroup S.p.A. given the gain and losses on the equity investments are substantially tax neutral, based on the participation exemption regime applicable to FCA. Consequently no adjustments for income tax are included in the pro-forma.

3

ANNEX E

Interim financial statement Interim One B.V.

demerger proposal – voorstel tot splitsing

Interim One B.V.

Financial Statements as per

March 3, 2016

1

Contents

3	Board of Directors

4	Balance sheet

5	Income statement

6	Notes

2

Board of Directors

Giorgio Fossati

Fabio Spirito

3

Interim One B.V.

Balance sheet as per March 3, 2016

	Notes
ASSETS		03.03.2016 EUR

CURRENT ASSETS

Cash and cash equivalents		0,01

		0,01

LIABILITIES		03.03.2016 EUR

SHAREHOLDERS’ EQUITY:

Issued capital	1	0,01

Unappropriated result for the year		(750,00)

CURRENT LIABILITIES

Accrued expenses	2	750,00

		0,01

4

Interim One B.V.

Income statement as per March 3, 2016

	EUR	EUR

Operating expenses:		750,00

5

Notes on the Financial Statements as per March 3, 2016

General

Interim One B.V., incorporated on February 24, 2015, is a private limited liability company under Dutch law, with 100% of its shares held by Stichting FCA, a foundation under the Dutch law. The company’s official seat is in Amsterdam, the Netherlands.

Accounting policies

General

The financial statements have been prepared in accordance with Title 9, Book 2 of the Netherlands Civil Code. The requirements of article 396 section 3 Book 2 of the Netherlands Civil Code have been followed.

Valuation of assets and liabilities and determination of the result takes place under the historical cost convention. Unless presented otherwise at the relevant principle for the specific balance sheet item, assets and liabilities are valued to the cost model.

Notes to the balance sheet

1.	Share Capital

The issued share capital of the company equals one eurocent (EUR 0.01), consisting of one (1) share with a nominal value of one eurocent (EUR 0.01), numbered 1, which was issued at incorporation.

2.	Accrued expenses

Included are the estimated incorporation costs.

6

Board of Directors.

Amsterdam, March 3, 2016

7

ANNEX F

Auditor’s statement KPMG

Section 2:334aa paragraph 1 DCC

demerger proposal – voorstel tot splitsing

Independent auditor’s report

To: the Boards of Directors of Interim One B.V. and Fiat Chrysler Automobiles N.V.

We have read the accompanying proposal for demerger (hereinafter ‘Demerger Proposal’) dated 4 March 2016 of the following companies:

1

Fiat Chrysler Automobiles N.V., (hereinafter ‘Demerging company’) a public company under Dutch law, having its official seat in Amsterdam, the Netherlands, and its registered office address at 25 St. James’s Street, SW1A 1HA London, United Kingdom, registered with the Dutch trade register under number 60372958;

2

Interim One B.V. (hereinafter ‘Acquiring company’) a private limited liability company under Dutch law, having its official seat in Amsterdam, the Netherlands, and its registered office address at Via Nizza 250, I-10126, Turin, Italy, registered with the Dutch trade register under number 65437365.

Management’s responsibility

The companies’ Boards of Directors are responsible for the preparation of the Demerger Proposal.

Auditor’s responsibility

Our responsibility is to issue an auditor’s report on the reasonableness of the proposed share exchange ratio as included in the Demerger Proposal and on the value of the assets of the Demerging Company after the completion of the Demerger Proposal, as referred to in Section 2:334aa subsection 1 and subsection 2 of the Netherlands Civil Code. We have conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. This requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether:

1	the proposed share exchange ratio as included in the Demerger Proposal is reasonable; and

2

the value of the assets to be retained by the Demerging Company, as at 31 December 2015, date of its annual (not yet adopted) balance sheet, determined in accordance with valuation methods generally accepted in the Netherlands is at least equal to the paid-up and called-up part of the capital plus the reserves, which the Demerging Company must retain immediately after the demerger under the law and its articles of association.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1049753-16X00140850AVN

KPMG Accountants N.V., registered with the trade register in the Netherlands under number 33263683, is a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (‘KPMG

International’), a Swiss entity.

Opinion

In our opinion,

1	having considered the Demerger Proposal and documents attached thereto, the proposed share exchange ratio, is reasonable; and

2	the value of the assets to be retained by the Demerging Company as at 31 December 2015, date of its annual (not yet adopted) balance sheet, determined in accordance with valuation methods generally accepted in the Netherlands, is at least equal to the paid-up and called-up part of the capital plus the reserves, which the demerging company must retain immediately after the demerger under the law and its articles of association.

Restriction on use

This auditor’s report is solely intended to be used with respect to the aforementioned Demerger Proposal and therefore cannot be used for other purposes.

Amstelveen, 4 March 2016

KPMG Accountants N.V.

L.M.A.van Opzeeland RA

1049753-16X00140850AVN	2

Date: 4 March 2016

EXPLANATORY NOTES TO THE DEMERGER PROPOSAL by the boards of directors of:

(1)

Fiat Chrysler Automobiles N.V., a public company under Dutch law, having its official seat in Amsterdam, the Netherlands, and its registered office address at 25 St. James’s Street, SW1A 1HA London, United Kingdom, registered with the Dutch trade register under number 60372958 (FCA); and

(2)

Interim One B.V., a private limited liability company under Dutch law, having its official seat in Amsterdam, the Netherlands, and its registered office address at Via Plava n. 86, 10135, Turin, Italy, registered with the Dutch trade register under number 65437365 (Acquiring Company).

1	BACKGROUND

1.1

The board of directors of FCA and the board of directors of the Acquiring Company have drawn up a demerger proposal (Demerger Proposal) in connection with a demerger in accordance with Title 7, Book 2 of the Dutch Civil Code (DCC) at which FCA will continue to exist and as a consequence whereof (i) the Acquiring Company will acquire part of the assets of FCA under universal title of succession (verkrijging onder algemene titel) and (ii) the shareholders of FCA will be granted shares in the capital of the Acquiring Company (Demerger).

1.2

Pursuant to Section 2:334n DCC, the Demerger shall be executed in accordance with the relevant provisions of Dutch law and as such will become effective on the day following the day on which the notarial deed of Demerger is executed before a civil law notary, officiating in the Netherlands (Demerger Effective Date).

2	REASONS FOR THE DEMERGER

The board of directors of FCA is of the opinion that participation in the media publishing business is no longer consistent with the business and strategic profile of FCA, which during the past several years has been progressively focusing on the mass market automobile business (following inter alia the divestiture of several non-automotive businesses, the demerger of CNH Industrial N.V. and the separation of Ferrari N.V.). The boards of directors of FCA and the Acquiring Company believe that the Demerger (together with the Liquidation as defined below) will (i) deliver value to FCA shareholders and (ii) rationalise FCA’s business profile in a superior manner than would a mere third party sale of the Demerger Assets (as defined below).

3	EXPECTED CONSEQUENCES FOR THE ACTIVITIES

After the Demerger is completed, the Acquiring Company is intended to be dissolved and to make a liquidation distribution in advance to the shareholders of FCA (Liquidation) consisting of the Demerger Assets (as defined below) or the proceeds thereof, as to be determined by the liquidator(s). The Demerger (together with the Liquidation) is not expected to have any material consequences for the activities related to the Demerger Assets, since the shareholders of FCA are not expected to change any such activities in any material respects.

explanatory notes demerger proposal	1

4	EXPLANATION FROM A LEGAL, ECONOMIC AND SOCIAL POINT OF VIEW

Legal

4.1

As a result of the Demerger (i) the Demerger Assets (as defined below) shall be acquired by the Acquiring Company under universal title of succession and (ii) the shareholders of FCA will by operation of law be granted shares in the capital of the Acquiring Company in accordance with the Exchange Ratio (as defined below).

4.2

In connection with the 7.875% mandatory convertible security (MCS) issued by FCA in accordance with the indenture dated 16 December 2014 among FCA and The Bank of New York Mellon as trustee (Indenture) and outstanding immediately prior to the Demerger Effective Date, the holders of the MCS shall be compensated in accordance with and pursuant to the terms of the Indenture of which the sole consequence shall be an adjustment to the conversion rate pursuant to Section 11.01(c) of the Indenture and therefore no rights and compensations will be granted to the holders of the MCS at the expense of the Acquiring Company.

4.3

In connection with any outstanding compensation plans (Compensation Plans) of FCA, the number of rights to acquire shares in FCA held by the beneficiaries under the Compensation Plans shall be adjusted to compensate such beneficiaries for the financial consequences of the Demerger in accordance with the terms of the Compensation Plans and therefore no rights and compensations will be granted to the beneficiaries under the Compensation Plans at the expense of the Acquiring Company.

Economic

4.4	From an economic point of view, the Demerger shall enable shareholders of FCA to hold a direct interest in the business acquired by the Acquiring Company separate from the other activities of FCA.

Social

4.5	The Demerger is not expected to have any material impact on the social aspects relating to the activities to be acquired by the Acquiring Company in the Demerger, as currently contemplated by FCA.

5	METHOD FOR DETERMINATION OF EXCHANGE RATIO

Method pursuant to which the Exchange Ratio has been established

5.1

The Acquiring Company has been incorporated on 24 February 2016 with an issued capital of one eurocent. As a result of the Demerger, the Acquiring Company shall acquire part of the assets of FCA as described in more detail in the Demerger Proposal (Demerger Assets) and the value of the Acquiring Company as of the Demerger Effective Date will equal the value of the Demerger Assets immediately preceding the Demerger Effective Date. In view thereof the following exchange ratio (Exchange Ratio), based on the nominal value of the shares in the Acquiring Company and FCA, with any excess being considered non-obliged share premium, shall apply:

explanatory notes demerger proposal	2

(a)

the holders of common shares in the capital of FCA (FCA Common Shares) will receive common shares in the Acquiring Company (Acquiring Company Common Shares) with an aggregate nominal value equal to the aggregate nominal value of the FCA Common Shares held by them at the Demerger Effective Date; and

(b)

the holders of special voting shares in the capital of FCA (FCA Special Voting Shares) will receive special voting shares in the Acquiring Company (Acquiring Company Special Voting Shares) with an aggregate nominal value equal to the aggregate nominal value of the FCA Special Voting Shares held by them at the Demerger Effective Date.

As (i) the aggregate value of one FCA Common Share and one Acquiring Company Common Share immediately after the Demerger equals the value of one FCA Common Share immediately prior to the Demerger and (ii) the aggregate value of one FCA Special Voting Share and one Acquiring Company Special Voting Share immediately after the Demerger equals the value of one FCA Special Voting Share immediately prior to the Demerger, the above Exchange Ratio has been applied. No cash payments will be made by the Acquiring Company in connection with the Exchange Ratio.

Applicability of the method applied

5.2

In the context of a demerger, the objective of the board of directors’ valuation is to estimate the “relative” equity values in order to determine the exchange ratio; the estimated relative values should not be taken as reference in different contexts.

5.3	The relative value of the Demerger Assets has been determined under the going-concern assumption and ignoring any potential economic and financial impacts of the Demerger.

5.4	In light of the above, and taking into account the objective of the valuation analysis, the methods applied as set out above are considered appropriate for the Demerger.

The method to determine the Exchange Ratio has led to the following valuation

5.5

When valuing the Demerger Assets, which are listed on the Mercato Telematico Azionario that is organized and managed by Borsa Italiana S.p.A., their fair market value and not their historic cost price or any other valuation method applied to those assets in FCA’s annual accounts and the half-year financial statements of FCA is used (i.e. equity value), as their fair market value significantly deviates from these other valuation methods. The fair market value of the Demerger Assets is equal to EUR 54.186.627 as of 31 December 2015.

5.6

When valuing the assets and liabilities of the Acquiring Company at their historic cost price and any other valuation method applied to those assets and liabilities in the interim balance sheet of the Acquiring Company, these assets and liabilities of the Acquiring Company are valued at EUR 0.01 as of 3 March 2016.

The problems that have arisen with regard to the valuation and determination of the Exchange Ratio

explanatory notes demerger proposal	3

5.7	No particular difficulties have arisen as a result of the valuation method used or as a result of the determination of the Exchange Ratio.

The relative weight of the methods

5.8	The relative weight of the methods used to establish at the valuation is generally acceptable. Particular difficulties valuation and determination of the Exchange Ratio

5.9	There are no particular difficulties to report in respect of the valuation and the determination of the Exchange Ratio.

6	MISCELLANEOUS

The auditor’s report referred to in Section 2:334aa paragraph 3 DCC is attached to these explanatory notes as Annex.

(signature page follows)

explanatory notes demerger proposal	4

SIGNATURE PAGE – HANDTEKENINGPAGIN

Board of directors Fiat Chrysler Automobiles N.V.

Name:	John Elkann	Name:	Sergio Marchionne
Title:	executive director – Chairman	Title:	executive director—CEO

Name:	Ronald L. Thompson	Name:	Andrea Agnelli
Title:	senior non-executive director	Title:	non-executive director

Name:	Tiberto Brandolini d’Adda	Name:	Glenn Earle
Title:	non-executive director	Title:	non-executive director

Name:	Valerie Mars	Name:	Ruth Simmons
Title:	non-executive director	Title:	non-executive director

Name:	Patience Wheatcroft	Name:	Stephen Wolf
Title:	non-executive director	Title:	non-executive director

Name:	Ermenegildo Zegna di Monte Rubello
Title:	non-executive director

explanatory notes demerger proposal

Board of directors Interim One B.V.

Name:	Fabio Spirito	Name:	Giorgio Fossati
Title:	executive director	Title:	non-executive director

explanatory notes demerger proposal

ANNEX

Auditor’s statement KPMG

Section 2:334aa paragraph 3 DCC

explanatory notes demerger proposal

Independent Assurance Report

To: the Boards of Directors of Interim One B.V. and Fiat Chrysler Automobiles N.V.

Assignment and responsibilities

We have examined whether the statements made by the Boards of Directors as required under Section 2:334z of the Netherlands Civil Code, in the notes to the proposal for demerger (hereinafter ‘Demerger Proposal’) dated 4 March 2016 of the following companies:

1	Fiat Chrysler Automobiles N.V., (hereinafter ‘Demerging company’) a public company under Dutch law, having its official seat in Amsterdam, the Netherlands, and its registered office address at 25 St. James’s Street, SW1A 1HA London, United Kingdom, registered with the Dutch trade register under number 60372958 (FCA);

2	Interim One B.V. (hereinafter ‘Acquiring company’) a private limited liability company under Dutch law, having its official seat in Amsterdam, the Netherlands, and its registered office address at Via Nizza 250, I-10126, Turin, Italy, registered with the Dutch trade register under number 65437365, meet the requirements of Section 2:334z of the Netherlands Civil Code.

The Boards of Directors are responsible for the preparation of the notes. Our responsibility is to issue an assurance report on these statements as referred to in Section 2:334aa, subsection 3 of the Netherlands Civil Code.

Scope

We have conducted our examination in accordance with Dutch law, including the Dutch Standard 3000 “Assurance engagements other than audits or reviews of historical financial information”. This requires that we plan and perform the examination to obtain reasonable assurance about whether the statements meet the requirements of Section 2:334z of the Netherlands Civil Code. An assurance engagement includes examining appropriate evidence on a test basis.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion the statements included in the notes to the Demerger Proposal meet the requirements of Section 2:334z of the Netherlands Civil Code.

1049753-16X00140852AVN

KPMG Accountants N.V., registered with the trade register in the Netherlands under number 33263683, is a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (‘KPMG

International’), a Swiss entity.

Restriction on use

This assurance report is solely intended for the Boards of Directors of the aforementioned companies and for the persons as referred to in Section 2:334h subsection 2 of the Netherlands Civil Code. It is solely issued in connection with the Demerger Proposal and therefore cannot be used for other purposes.

Amstelveen, 4 March 2016

KPMG Accountants N.V.

L.M.A. van Opzeeland RA

1049753-16X00140852AVN	2